EXHIBIT 99.2

SNDL Inc.

Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(Expressed in thousands of Canadian dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of SNDL Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of SNDL Inc. (the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of loss and comprehensive loss, changes in shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2024, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Boards (“IFRS”).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 31, 2024, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in 2013 and our report dated March 17, 2025, expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting because of the existence of a material weakness.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Goodwill Impairment

Goodwill is assessed for impairment annually or when facts and circumstances indicate that it is possibly impaired. Goodwill is tested for impairment at (a cash generating unit (“CGU”)) level by comparing the carrying amount to the recoverable amount, which is determined as the greater of fair value less costs of disposal and value in use. Any excess of the carrying amount over the recoverable amount is the impaired amount.

The main consideration for our determination that the impairment assessment is a critical audit matter is the complexity of auditing management’s impairment assessment due to judgments and assumptions required to evaluate those factors. Auditing these assumptions involved extensive audit effort, including the need to involve our valuation specialists, due to the complexity of these assumptions and a high degree of auditor judgment when performing audit procedures and evaluating the results of those procedures.

How the Critical Audit Matter was addressed in the Audit

Our audit procedures related to accounting for impairment of goodwill to address this critical audit matter included the following, among others:

•
We obtained an understanding and evaluated the design of the internal controls over management’s annual impairment assessment, including identification of CGU’s.

•
We obtained the goodwill impairment analyses from management and the third-party specialist engaged by management.

•
We assessed the qualifications and competence of management and the third-party specialist; and
•
We evaluated the methodologies used to determine the fair values of the goodwill.

•
We tested the assumptions used within the income approach and/or market approach to estimate the goodwill impairment, which included key assumptions such as the future revenue growth, the applied discount rates, selected market multiples and the market capitalization.

•
We assessed the reasonableness of management’s forecast by inquiring with management to understand how the forecast was developed and comparing the projections to historical results.

•
We involved an internal valuation specialist who assisted in the evaluation and testing performed of the reasonableness of methodologies and significant assumptions to the models, including the applied discount rates.

Valuation of Equity-Accounted Investees

The Company’s underlying investments in its equity-accounted investee is a joint venture through SunStream Bancorp Inc. (the “Joint Venture”). The Company records its interest in the Joint Venture using the equity method. The Joint Venture records its investments at fair value through profit and loss at each reporting period. The valuation of the investments held by the Joint Venture requires estimates, including market values of investment holdings and related underlying assumptions such as volatility and discount rates.

The main consideration for our determination that the fair value of the measurement of the Joint Venture’s investment is a critical audit matter is the high degree of subjectivity and auditor judgement required to evaluate the estimates, including market values of investment holdings and related underlying assumptions such as volatilities and discount rates used to calculate the fair value of its investments. Auditing these assumptions involved extensive audit effort, including the need to involve our valuation specialists, due to the complexity of these assumptions and a high degree of auditor judgment when performing audit procedures and evaluating the results of those procedures.

How the Critical Audit Matter was addressed in the Audit

Our audit procedures related to valuation of equity-accounted investees to address this critical audit matter included the following, among others:

•
We obtained the analysis from management and the third-party specialist engaged by management.

•
We assessed the qualifications and competence of management and the third-party specialist.

•
We evaluated the methodologies used to determine the fair values of the equity-accounted investees.

•
We involved an internal valuation specialist who assisted in the evaluation and testing performed of the reasonableness of the methodologies used in estimating the fair value of the investments, estimates of market values, volatilities and discount rates by comparing to publicly available market data for comparable assets.

/s/ Marcum llp

Marcum llp

We have served as the Company’s auditor since 2022.

New York, NY
March 17, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Shareholders and Board of Directors of SNDL Inc.

Adverse Opinion on Internal Control over Financial Reporting

We have audited SNDL Inc.’s (the "Company") internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, because of the effect of the material weakness described in the subsequent paragraphs on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

A material weakness is a control deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in Management's Annual Report on Internal Control over Financial Reporting:

Information technology general controls (“ITGCs”) were considered to be not designed effectively to ensure that (i) access to applications and data were adequately restricted to appropriate personnel; (ii) changes to roles and permissions were appropriately tested and monitored as part of system program changes, and (iii) system program changes and data conversion testing were appropriately documented. Business process controls (automated and manual) that are dependent on the affected ITGCs could have been adversely impacted and therefore are also considered to be ineffective as of December 31, 2024.

This material weakness was considered in determining the nature, timing and extent of audit tests applied in our audit of the fiscal December 31, 2024 financial statements and this report does not affect our report dated March 17, 2025 on those financial statements.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the statements of financial condition as of December 31, 2024 and 2023 and the related statements of loss and consolidated loss, changes in shareholders’ equity, and cash flows for each of the two years in the period ended December 31, 2024 and our report dated March 17, 2025 expressed an unqualified opinion on those financial statements.

Explanatory Paragraph – Excluded Subsidiaries

As described in Management’s Annual Report on Internal Control over Financial Reporting, management has excluded its wholly-owned subsidiary, Indiva Limited (“Indiva”), from its assessment of internal control over financial reporting as of December 31, 2024 because this entity was acquired by the Company in a business combination during 2024. We have also excluded Indiva from our audit of internal control over financial reporting. Indiva’s combined total assets and total gross revenues represent approximately 2% and 1%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2024.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that degree of compliance with the policies or procedures may deteriorate.

/s/Marcum LLP

Marcum llp

New York, NY

March 17, 2025

SNDL Inc.

Consolidated Statements of Financial Position

(Expressed in thousands of Canadian dollars)

As at	Note	December 31, 2024	December 31, 2023

Assets
Current assets
Cash and cash equivalents		218,359	195,041
Restricted cash	8	19,815	19,891
Marketable securities	9	139	225
Accounts receivable	10	28,118	27,059
Biological assets	11	1,187	429
Inventory	12	127,919	129,060
Prepaid expenses and deposits		16,860	22,464
Investments	18	27,560	3,400
Assets held for sale	13	19,051	6,375
Net investment in subleases	16	2,832	2,970
		461,840	406,914
Non-current assets
Long-term deposits and receivables		3,679	4,837
Right of use assets	14	115,435	129,679
Property, plant and equipment	15	145,810	152,916
Net investment in subleases	16	15,354	18,396
Intangible assets	17	61,325	73,149
Investments	18	8,427	29,660
Equity-accounted investees	19	413,124	538,331
Goodwill	20	124,248	119,282
Total assets		1,349,242	1,473,164

Liabilities
Current liabilities
Accounts payable and accrued liabilities	21	56,275	68,210
Lease liabilities	23	34,256	30,537
Derivative warrants	22	26	4,400
		90,557	103,147
Non-current liabilities
Lease liabilities	23	118,017	136,492
Other liabilities	24	7,312	4,185
Total liabilities		215,886	243,824

Shareholders’ equity
Share capital	26(b)	2,346,728	2,375,950
Warrants	26(c)	667	2,260
Contributed surplus		57,156	73,014
Contingent consideration		—	2,279
Accumulated deficit		(1,323,965)	(1,260,851)
Accumulated other comprehensive income		52,770	19,417
Total shareholders’ equity		1,133,356	1,212,069
Non-controlling interest	37	—	17,271
Total liabilities and shareholders’ equity		1,349,242	1,473,164

Commitments (note 38)

Subsequent events (notes 18 and 26(b))

See accompanying notes to the consolidated financial statements.

Approved by the Board:
“Signed” Bryan Pinney	“Signed” Zachary George
Director	Director

SNDL Inc.

Consolidated Statements of Loss and Comprehensive Loss

(Expressed in thousands of Canadian dollars, except per share amounts)

		Year ended December 31
	Note	2024	2023
Net revenue	28	920,448	909,006
Cost of sales	12	680,117	718,591
Gross profit		240,331	190,415

Investment income	29	15,551	5,259
Share of (loss) profit of equity-accounted investees	19	(65,459)	6,758

General and administrative	30	187,243	199,725
Sales and marketing	30	12,004	15,045
Research and development		346	324
Depreciation and amortization	14,15,17	54,250	60,216
Share-based compensation	27	20,037	15,400
Restructuring costs	30	2,667	19,573
Asset impairment, net	13,14,15,17,20	17,317	54,967
Loss on disposition of assets		370	353
Operating loss		(103,811)	(163,171)

Other expenses, net	31	(1,798)	(8,845)
Loss before income tax		(105,609)	(172,016)
Income tax recovery	25	9,405	—
Net loss from continuing operations		(96,204)	(172,016)
Net loss from discontinued operations	6	—	(4,535)
Net loss		(96,204)	(176,551)

Equity-accounted investees - share of other comprehensive income (loss)	19	31,489	(12,771)
Investments at FVOCI - change in fair value	18	1,864	—
Comprehensive loss		(62,851)	(189,322)

Net loss from continuing operations attributable to:
Owners of the Company		(94,796)	(168,125)
Non-controlling interest		(1,408)	(3,891)
		(96,204)	(172,016)
Net loss attributable to:
Owners of the Company		(94,796)	(172,660)
Non-controlling interest		(1,408)	(3,891)
		(96,204)	(176,551)
Comprehensive loss attributable to:
Owners of the Company		(61,443)	(185,431)
Non-controlling interest		(1,408)	(3,891)
		(62,851)	(189,322)
Net loss per common share attributable to owners of the Company
Basic and diluted	33	$(0.36)	$(0.67)

See accompanying notes to the consolidated financial statements.

SNDL Inc.

Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in thousands of Canadian dollars)

							Accumulated other comprehensive income
	Note	Share capital	Warrants	Contributed surplus	Contingent consideration	Accumulated deficit	Equity-accounted investees	Investments at FVOCI	Non- controlling interest	Total equity
Balance at December 31, 2022		2,292,810	2,260	68,961	2,279	(1,091,999)	32,188	—	21,156	1,327,655
Net loss		—	—	—	—	(172,660)	—	—	(3,891)	(176,551)
Other comprehensive loss		—	—	—	—	—	(12,771)	—	—	(12,771)
Share issuances		1,900	—	—	—	—	—	—	—	1,900
Share repurchases	26(b)	(5,344)	—	—	—	3,808	—	—	—	(1,536)
Share issuances by subsidiaries		—	—	25	—	—	—	—	26	51
Acquisition	26(b)	83,953	—	602	—	—	—	—	—	84,555
Shares acquired and cancelled	26(b)	(6,879)	—	—	—	—	—	—	—	(6,879)
Share-based compensation	27	—	—	12,936	—	—	—	—	—	12,936
Employee awards exercised	26(b)	9,510	—	(9,510)	—	—	—	—	—	—
Distribution declared by subsidiaries		—	—	—	—	—	—	—	(20)	(20)
Balance at December 31, 2023		2,375,950	2,260	73,014	2,279	(1,260,851)	19,417	—	17,271	1,229,340
Net loss		—	—	—	—	(94,796)	—	—	(1,408)	(96,204)
Other comprehensive income		—	—	—	—	—	31,489	1,864	—	33,353
Share issuances		105	—	—	—	—	—	—	—	105
Share repurchases	26(b)	(45,165)	—	—	—	31,682	—	—	—	(13,483)
Share issuances by subsidiaries		—	—	52	—	—	—	—	76	128
Acquisitions	5(c)	3,693	—	—	—	—	—	—	—	3,693
Acquisition of non-controlling interest	26(b)	444	—	(22,402)	—	—	—	—	(15,956)	(37,914)
Write-off of contingent consideration		—	—	2,279	(2,279)	—	—	—	—	—
Warrants expired		—	(1,593)	753	—	—	—	—	—	(840)
Share-based compensation	27	—	—	15,161	—	—	—	—	—	15,161
Employee awards exercised	26(b)	11,701	—	(11,701)	—	—	—	—	—	—
Distribution declared by subsidiaries		—	—	—	—	—	—	—	17	17
Balance at December 31, 2024		2,346,728	667	57,156	—	(1,323,965)	50,906	1,864	—	1,133,356

See accompanying notes to the consolidated financial statements.

SNDL Inc.

Consolidated Statements of Cash Flows

(Expressed in thousands of Canadian dollars)

		Year ended December 31
	Note	2024	2023
Cash provided by (used in):
Operating activities
Net loss for the period		(96,204)	(176,551)
Adjustments for:
Income tax recovery	25	(9,405)	—
Interest and fee income	29	(15,637)	(14,517)
Change in fair value of biological assets		(892)	7,936
Share-based compensation	27	20,037	15,400
Depreciation and amortization	14,15,17	56,711	64,946
Loss on disposition of assets		370	353
Inventory impairment and obsolescence	12	3,707	30,644
Finance costs, net	31	7,161	11,362
Change in estimate of fair value of derivative warrants	22	(4,374)	(6,602)
Unrealized foreign exchange loss		108	(13)
Transaction costs		164	1,221
Bargain purchase gain	5(d)	(5,456)	—
Asset impairment, net	13,14,15,17,20	17,317	54,967
Share of loss (profit) of equity-accounted investees	19	65,459	(6,758)
Realized loss on settlement of marketable securities	9,29	—	138,874
Unrealized loss (gain) on marketable securities	9,29	86	(129,616)
Proceeds from settlement of marketable securities	9	—	6,704
Income distributions from equity-accounted investees	19	10,715	—
Interest received		12,494	13,563
Change in non-cash working capital	32	(7,447)	(32,875)
Net cash provided by (used in) operating activities from continuing operations		54,914	(20,962)
Net cash provided by operating activities from discontinued operations	6	—	4,314
Net cash provided by (used in) operating activities		54,914	(16,648)
Investing activities
Additions to property, plant and equipment	15	(8,615)	(7,845)
Additions to intangible assets	17	(2,404)	(87)
Changes to investments	18	(22,617)	(732)
Capital refunds (contributions) to equity-accounted investees	19	168	(25,089)
Capital distributions from equity-accounted investees	19	89,758	—
Proceeds from disposal of property, plant and equipment		734	1,213
Acquisitions, net of cash acquired	5,37	(39,644)	3,695
Change in non-cash working capital	32	383	4,028
Net cash provided by (used in) investing activities		17,763	(24,817)
Financing activities
Change in restricted cash		76	(553)
Payments on lease liabilities, net	16,23	(36,952)	(41,013)
Repurchase of common shares	26(b)	(13,219)	(1,536)
Proceeds from issuance of shares, net of costs		(59)	—
Issuance of common shares by subsidiaries		174	—
Distributions declared by subsidiaries		—	(20)
Change in non-cash working capital	32	621	42
Net cash used in financing activities		(49,359)	(43,080)
Change in cash and cash equivalents		23,318	(84,545)
Cash and cash equivalents, beginning of period		195,041	279,586
Cash and cash equivalents, end of period		218,359	195,041

See accompanying notes to the consolidated financial statements.

SNDL Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2024

(Expressed in thousands of Canadian dollars, except where otherwise noted)

1.
Description Of Business

SNDL Inc. (“SNDL” or the “Company”) was incorporated under the Business Corporations Act (Alberta) on August 19, 2006. On July 25, 2022, the Company’s shareholders approved a special resolution amending the articles of SNDL to change the name of the Company from “Sundial Growers Inc.” to “SNDL Inc.”.

The Company’s head office is located at 300, 919 11th Avenue SW, Calgary, Alberta, Canada, T2R 1P3.

The principal activities of the Company are the retailing of wines, beers and spirits, the operation and support of corporate-owned and franchise retail cannabis stores in certain Canadian jurisdictions where the private sale of adult-use cannabis is permitted, the manufacturing of cannabis products providing proprietary cannabis processing services, the production, distribution and sale of cannabis in Canada and for export pursuant to the Cannabis Act (Canada) (the “Cannabis Act”), and the deployment of capital to investment opportunities. The Cannabis Act regulates the production, distribution, and possession of cannabis for both medical and adult-use access in Canada. On October 21, 2024, the Company acquired all of the remaining issued and outstanding common shares of Nova Cannabis Inc. (“Nova”), which represented approximately 35% of Nova’s common shares (note 37). On December 31, 2024, SNDL amalgamated with Nova pursuant to the provisions of the Business Corporations Act (Alberta).

SNDL and its subsidiaries operate solely in Canada. Through its joint venture, SunStream Bancorp Inc. (“SunStream”) (note 19), the Company provides growth capital that pursues indirect investment and financial services opportunities in the cannabis sector, as well as other investment opportunities. The Company also makes strategic portfolio investments in debt and equity securities.

The Company’s liquor retail operations are seasonal in nature. Accordingly, sales will vary by quarter based on consumer spending behaviour. The Company is able to adjust certain variable costs in response to seasonal revenue patterns; however, costs such as occupancy are fixed, causing the Company to report a higher level of earnings in the third and fourth quarters. This business seasonality results in quarterly performance that is not necessarily indicative of the year’s performance. The cannabis industry is a growing industry and the Company has not observed significant seasonality as of yet.

The Company’s common shares trade on the Nasdaq Capital Market under the ticker symbol “SNDL”.

2.
Basis of presentation
A)
Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IFRS Accounting Standards”) and interpretations of the International Financial Reporting Interpretations Committee in effect as of December 31, 2024.

Certain prior period amounts have been reclassified to conform to current year presentation. Specifically, cost of sales, inventory impairment and obsolescence, change in fair value of biological assets and change in fair value realized through inventory have been combined as cost of sales. Interest and fee revenue and investment income (loss) have been combined as investment income. Finance costs (income), change in fair value of derivative warrants, transaction costs and foreign exchange gain (loss) have been combined as other expenses, net.

These consolidated financial statements were approved and authorized for issue by the board of directors of the Company (the “Board”) on March 17, 2025.

B)
Basis of measurement

These consolidated financial statements have been prepared on a historical cost basis, except for biological assets, deferred share units (“DSUs”) and certain financial instruments (note 34(a)) which are measured at fair value with changes in fair value recorded in profit or loss or other comprehensive income.

SNDL Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2024

(Expressed in thousands of Canadian dollars, except where otherwise noted)

C)
Functional and presentation currency

These consolidated financial statements are presented in Canadian dollars, which is the functional currency of the Company and its Canadian-based subsidiaries. The Company’s equity-accounted joint venture uses the United States dollar as its functional currency. Transactions in currencies other than the functional currency are translated at the rate prevailing at the date of transaction. Monetary assets and liabilities that are denominated in foreign currencies are translated at the rate prevailing at each reporting date. Income and expense amounts are translated at the dates of the transactions.

In preparing the Company’s consolidated financial statements, the financial statements of foreign subsidiaries and the foreign equity-accounted joint venture are translated into Canadian dollars, the presentation currency of the Company. The assets and liabilities of foreign operations that do not have a functional currency of Canadian dollars, are translated into Canadian dollars using exchange rates at the reporting date. Revenues and expenses of foreign operations are translated into Canadian dollars using foreign exchange rates that approximate those on the date of the underlying transactions. Foreign exchange differences from the translation of foreign subsidiaries and the foreign equity-accounted joint venture into Canadian dollars are recognized in other comprehensive income (“OCI”). The Company’s consolidated financial statements include its share of the Canadian dollar profit or loss and OCI of the equity-accounted joint venture.

D)
Basis of consolidation

Subsidiaries are entities controlled by the Company. Control exists when the Company has the power, directly and indirectly, to govern the financial and operating policies of an entity and be exposed to the variable returns from its activities. The financial statements of subsidiaries are included in these consolidated financial statements from the date that control commences until the date that control ceases. All intercompany balances, income and expenses and unrealized gains and losses resulting from intercompany transactions are eliminated upon consolidation.

3.
Significant accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash on hand, deposits held with banks and other short-term liquid investments with maturities of less than 90 days.

RESTRICTED CASH

Restricted cash is recorded as current assets representing minimum funding requirements for two separate captive insurance structures.

BIOLOGICAL ASSETS

The Company’s biological assets consist of cannabis plants. The Company capitalizes all direct and indirect costs related to the biological transformation of the biological assets between the point of initial recognition and the point of harvest, including labour-related costs, consumables, materials, utilities, facilities costs, depreciation and quality and testing costs. Biological assets are then recorded at fair value and consist of cannabis plants in various stages of vegetation, including cannabis clones which have not been harvested. Net unrealized changes in fair value of biological assets less costs to sell during the period are included in the results of operations for the related period. Biological assets are valued in accordance with International Accounting Standard 41 – Agriculture (“IAS 41”) and are presented at their fair values less costs to sell up to the point of harvest. The fair values are determined using a model which estimates the expected harvest yield in grams for plants currently being cultivated, and then adjusts the amount for the expected selling price less costs to produce and sell per gram. The fair value measurements for biological assets

SNDL Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2024

(Expressed in thousands of Canadian dollars, except where otherwise noted)

have been categorized as Level 3 fair values based on the inputs to the valuation technique used. The Company’s method of accounting for biological assets attributes value accretion on a straight-line basis throughout the life of the biological asset from initial cloning to the point of harvest. The estimated expected harvest yield is based on assumptions of the estimated yield per plant and the weighted average number of growing weeks completed as a percentage of total expected growing weeks as at year end. These estimates are subject to volatility in market prices, market conditions, yields and costs, which could significantly affect the fair value of biological assets in future periods. Differences from the anticipated yield will be reflected in the net change in fair value of biological assets in future periods.

INVENTORY

Procured and manufactured cannabis

Inventory is valued at the lower of cost and net realizable value. Inventory is expensed when sold and is determined using actual costs incurred. Cost of cannabis and biomass is comprised of initial third-party acquisition costs, plus analytical testing costs. Costs of extracted cannabis, hemp oil and finished goods inventory are comprised of initial acquisition cost of the biomass and all direct and indirect processing costs including labour-related costs, consumables, materials, packaging supplies, utilities, facility costs, analytical testing costs and production-related depreciation. Net realizable value is determined as the estimated selling price in the ordinary course of business less the estimated cost of completion and the estimated costs necessary to make the sale. Packaging and supplies are initially valued at cost and subsequently at the lower of cost and net realizable value.

Harvested cannabis

Inventories of harvested cannabis are valued at the lower of cost and net realizable value. Inventories of harvested cannabis are transferred from biological assets at their fair value less costs to sell up to the point of harvest, which becomes the initial deemed cost. All subsequent direct and indirect post-harvest costs are capitalized to inventory as incurred, including labour-related costs, consumables, materials, packaging supplies, utilities, facilities costs, as well as quality and testing costs. Net realizable value is determined as the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. Cannabis supplies and consumables are initially valued at cost and subsequently at the lower of cost and net realizable value.

The valuation of biological assets at the point of harvest is used as the measurement basis for all cannabis-based inventory and, thus, any critical estimates and judgements related to the valuation of biological assets are also applicable to inventory. The valuation of work-in-progress and finished goods also requires the estimate of conversion costs incurred, which become part of the carrying amount of the inventory.

Retail inventory

Retail inventory at Company-owned stores is valued at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of selling the final product. Cost is determined using the weighted average method and comprises direct purchase costs. Inventory is written down to its net realizable value when the cost of inventory is estimated to be unrecoverable due to obsolescence, damage or declining selling prices. The Company makes estimates related to obsolescence, future selling prices, seasonality, customer behavior and fluctuations in inventory levels.

PROPERTY, PLANT, AND EQUIPMENT

Property, plant and equipment (“PP&E”) are carried at cost less accumulated depreciation, less any recognized impairment losses. The cost of additions, betterments, renewals, and interest during construction is capitalized. Each part of a component of PP&E with a cost that is significant in relation to the total cost of the component is depreciated separately. When the cost of replacing a portion of a component of PP&E is capitalized, the carrying amount of the replaced component is derecognized.

Depreciation of construction in progress assets commences at the later of the assets being ready for their intended use or when a Health Canada producer’s licence is granted. The assets’ residual values and useful lives are reviewed,

SNDL Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2024

(Expressed in thousands of Canadian dollars, except where otherwise noted)

and adjusted as appropriate, at the end of each reporting period. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by adjusting the depreciation period or method, as appropriate, and are treated as changes in accounting estimates.

Any gain or loss arising on the disposal or retirement of a component of PP&E is determined as the difference between the sale proceeds and the carrying amount of the asset and is recognized in profit and loss.

PP&E are depreciated as they become available for use. Buildings are not depreciated until a producer’s licence is obtained, if required for operation. For assets available for use, depreciation is computed either using the straight-line method or the declining balance method over the estimated useful lives of the assets, as described below:

•
Production facilities — 20 to 50 years
•
Equipment — 1 to 10 years straight-line and 1 to 5 years declining balance
•
Right of use assets and leasehold improvements — Shorter of estimated useful life or lease term

LEASES

A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

As a lessee

The Company recognizes a right of use asset and a lease liability at the lease commencement date. The right of use asset is initially measured at cost and any direct costs of obtaining the lease, and subsequently at cost less any accumulated depreciation and impairment losses and adjusted for certain remeasurements of the lease liability. Depreciation is recognized on the lease asset over the shorter of the estimated useful life of the asset or the lease term. The lease liability is initially measured at the present value of the lease payments that have not been paid at the commencement date, discounted at the rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. The lease liability is subsequently increased by the interest cost on the lease liability and decreased by lease payments made. Lease payments are allocated between the liability and accretion expense. Accretion expense is recognized on the lease liability using the effective interest rate method and payments are applied against the lease liability.

The carrying amounts of the right of use assets, lease liability, and the resulting interest and depreciation expense are based on the implicit interest rate within the lease arrangement or, if this information is unavailable, the incremental borrowing rate. Incremental borrowing rates are based on judgements including economic environment, term, and the underlying risk inherent to the asset.

As a lessor

When the Company acts as a lessor, it determines at lease inception whether each lease is a finance lease or an operating lease. To classify each lease, the Company makes an overall assessment of whether the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset. If this is the case, then the lease is a finance lease; if not, then it is an operating lease. Under a finance lease, the Company recognizes a receivable at an amount equal to the net investment in the lease which is the present value of the aggregate of lease payments receivable by the lessor. Under an operating lease, the Company recognizes lease payments received as income on a straight-line basis over the lease term. When the Company is an intermediate lessor, it accounts for its interests in the head lease and the sub-lease separately. It assesses the lease classification of a sub-lease with reference to the right of use asset arising from the head lease, not with reference to the underlying asset.

INTANGIBLE ASSETS

Intangible assets are recorded at cost less accumulated amortization and impairment losses, if any. Intangible assets acquired in a business combination are measured at fair value at the acquisition date. Amortization of definite life intangibles is provided on a straight-line basis over their estimated useful lives, once the intangible asset is available

SNDL Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2024

(Expressed in thousands of Canadian dollars, except where otherwise noted)

for use. Intangible assets not yet available for use or with indefinite lives are tested for impairment on an annual basis in accordance with International Accounting Standard 38 – Intangible Assets (“IAS 38”).

Joint arrangements

Joint arrangements represent activities where the Company has joint control established by a contractual agreement. Joint control requires unanimous consent for the relevant financial and operational decisions. A joint arrangement is either a joint operation, whereby the parties have rights to the assets and obligations for the liabilities, or a joint venture, whereby the parties have rights to the net assets.

For a joint operation, the parties consolidate their proportionate share of the assets, liabilities, revenues, expenses and cash flows of the arrangement with items of a similar nature on a line-by-line basis, from the date that joint control commences until the date that joint control ceases.

Joint ventures are accounted for using the equity method of accounting and are initially recognized at cost, or fair value if acquired as part of a business combination. Joint ventures are adjusted thereafter for the post-acquisition change in the Company's share of the equity accounted investment's net assets. The Company’s consolidated financial statements include its share of the equity accounted investment's profit or loss and other comprehensive income, until the date that joint control ceases. When the Company’s share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest, including any long-term investments, is reduced to nil, and the recognition of further losses is discontinued except to the extent that the Company has an obligation or has made payments on behalf of the investee. Distributions from and contributions to investments in equity accounted investees are recognized when received or paid.

Interests in equity-accounted investees

The Company’s interest in equity-accounted investees comprise interests in an associate and a joint venture.

Associates are those entities in which the Company has significant influence, but not control or joint control, over the financial and operating policies. A joint venture is an arrangement in which the Company has joint control, whereby the Company has rights to the net assets of the arrangement, rather than rights to assets and obligations for its liabilities.

Interests in associates and joint ventures are accounted for using the equity method. They are initially recognized at cost, which includes transaction costs. Subsequent to initial recognition, the consolidated financial statements include the Company’s share of the profit or loss and OCI of equity-accounted investees, until the date on which significant influence or joint control ceases.

FINANCIAL INSTRUMENTS

The Company classifies the fair value of financial instruments according to the following hierarchy based on the amount of observable inputs used to value the instruments:

Level 1 – unadjusted quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 – quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Financial assets and liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument. A financial asset or liability is measured initially at fair value plus, for an item not measured at fair value through profit and loss (“FVTPL”), transaction costs that are directly attributable to its acquisition or issuance.

SNDL Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2024

(Expressed in thousands of Canadian dollars, except where otherwise noted)

(i)
Financial assets

At initial recognition, a financial asset is classified and measured at: amortized cost, FVTPL or fair value through other comprehensive income (“FVOCI”) depending on the business model and contractual cash flows of the instrument. The Company may make an irrevocable election to designate an equity instrument at FVOCI on a case by case basis when eligible.

Financial assets at amortized cost are subsequently measured at amortized cost using the effective interest rate method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss.

Financial assets at FVTPL are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.

Financial assets at FVOCI are subsequently measured at fair value. Net gains and losses are recognized in other comprehensive income. Dividend income is recognized in profit or loss.

Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership. A substantial modification to the terms of an existing financial asset results in the derecognition of the financial asset and the recognition of a new financial asset at fair value. In the event that the modification to the terms of an existing financial asset do not result in a substantial difference in the contractual cash flows the gross carrying amount of the financial asset is recalculated and the difference resulting from the adjustment in the gross carrying amount is recognized in profit or loss.

The Company’s cash and cash equivalents, restricted cash and accounts receivable, are measured at amortized cost. The Company’s marketable securities are measured at FVTPL. The Company’s investments are measured at amortized cost, FVTPL and FVOCI.

(ii)
Financial liabilities

Financial liabilities are initially measured at amortized cost or FVTPL. Accounts payable and accrued liabilities are initially recognized at the amount required to be paid less any required discount to reduce the payables to fair value.

Financial liabilities at FVTPL are measured at fair value and net gains and losses, including any interest expense and foreign exchange gains and losses, are recognized in profit or loss.

Financial liabilities are derecognized when the liability is extinguished. A substantial modification of the terms of an existing financial liability is recorded as an extinguishment of the original financial liability and the recognition of a new financial liability. The difference between the carrying amount of a financial liability extinguished and the consideration paid is recognized in profit or loss. Where a financial liability is modified in a way that does not constitute an extinguishment, the modified cash flows are discounted at the liability’s original effective interest rate. Transaction costs paid to third parties in a modification are amortized over the remaining term of the modified debt.

The Company’s accounts payable and accrued liabilities and financial guarantee liability (included in other liabilities) are measured at amortized cost. The Company’s derivative warrant liabilities were designated as FVTPL upon initial recognition.

IMPAIRMENT OF ASSETS

Management assesses and continually monitors internal and external indicators of impairment relating to the Company’s assets.

SNDL Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2024

(Expressed in thousands of Canadian dollars, except where otherwise noted)

(i)
Financial assets

The Company applies an expected credit loss (“ECL”) model to all financial assets not held at FVTPL where credit losses that are expected to transpire in future years are provided for, irrespective of whether a loss event has occurred or not as at the statement of financial position date. For trade receivables, the Company has applied the simplified approach under International Financial Reporting Standard 9 – Financial Instruments (“IFRS 9”) and have calculated ECLs based on lifetime expected credit losses, taking into consideration historical credit loss experience and financial factors specific to the debtors and general economic conditions. ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of the difference between the cash flows due in accordance with the contract and the cash flow the Company expects to receive. ECLs are discounted at the effective interest rate of the financial asset. For financial assets measured at amortized cost, the Company has applied the general approach under IFRS 9 and has calculated ECLs based on lifetime expected credit losses, taking into consideration whether the credit risk of a financial asset has increased significantly since initial recognition. When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECLs, the Company considers quantitative and qualitative information and analysis, based on the Company’s historical experience and informed credit assessment, that includes forward-looking information.

(ii)
Non-financial assets

The carrying amounts of the Company’s PP&E, right of use assets and intangible assets are assessed for impairment indicators and impairment reversal indicators at each reporting period end to determine whether there is an indication that such assets have experienced impairment or impairment reversal. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss or impairment reversal, if any.

An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s or group of asset’s estimated fair value less costs of disposal and its value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable independent cash inflows (a cash generating unit (“CGU”)).

Where an impairment loss is subsequently determined to have reversed, the carrying amount of the asset or CGU is adjusted to the revised estimate of its recoverable amount but limited to the carrying amount that would have been determined had no impairment loss been recognized previously. A reversal of an impairment loss, net of any depreciation that would have been recorded, is recognized immediately in the statements of loss and comprehensive loss.

Goodwill is assessed for impairment annually or when facts and circumstances indicate that it might be impaired. Goodwill is tested for impairment at a CGU level or group of CGUs by comparing the carrying amount to the recoverable amount, which is determined as the greater of fair value less costs of disposal and value in use. Any excess of the carrying amount over the recoverable amount is the impaired amount. The recoverable amount estimates are categorized as Level 3 according to the fair value hierarchy. Impairment charges are recognized in profit and loss. Goodwill is reported at cost less any accumulated impairment. Goodwill impairments are not reversed.

Provisions

A provision is recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation, and the amount of the obligation can be reliably estimated. The amount of a provision is the best estimate of the consideration at the end of the reporting period. Provisions measured using estimated cash flows required to settle the obligation are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

SNDL Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2024

(Expressed in thousands of Canadian dollars, except where otherwise noted)

A provision for onerous contracts is recognized when the expected benefits to be derived by the Company from a contract are lower than the unavoidable cost of meeting its obligations under the contract. The Company has no onerous contracts during the years ended and as at December 31, 2024 and 2023.

NON-MONETARY TRANSACTIONS

All non-monetary transactions are measured at the fair value of the asset surrendered or the asset received, whichever is more reliable, unless the transaction lacks commercial substance, or the fair value cannot be reliably established. The lack of commercial substance requirement is met when the future cash flows are expected to change significantly as a result of the transaction. When the fair value of a non-monetary transaction cannot be reliably measured, it is recorded at the carrying amount (after reduction, when appropriate, for impairment) of the asset given up, adjusted by the fair value of any monetary consideration received or given. When the asset received or the consideration given consists of shares in an actively traded market, the value of those shares will be considered fair value.

COMPOUND FINANCIAL INSTRUMENTS

The liability component of a compound financial instrument is recognized initially at the fair value of a similar liability which does not have an equity conversion option. The equity component is recognized initially as the difference between the fair value of the compound financial instrument taken as a whole and the fair value of the liability component. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts.

Subsequent to initial recognition, the liability component of a compound financial instrument is measured at amortized cost using the effective interest method. The equity component of a compound financial instrument is not re-measured subsequent to initial recognition.

Interest and losses and gains relating to the financial liability are recognized in profit and loss. On conversion, the financial liability is reclassified to equity; no gain or loss is recognized on conversion.

REVENUE

Under International Financial Reporting Standard 15 – Revenue from Contracts with Customers (“IFRS 15”), to determine the amount and timing of revenue to be recognized, the Company follows a five-step model:

1.
Identifying the contract with a customer
2.
Identifying the performance obligations
3.
Determining the transaction price
4.
Allocating the transaction price to the performance obligations
5.
Recognizing revenue when/as performance obligations are satisfied

Cannabis revenue

Gross revenue from the direct sale of cannabis for a fixed price is recognized when the Company transfers control of the goods to the customer. The transfer of control is specific to each contract and can range from the point of delivery to a specified length of time for the customer to accept the goods. The Company eliminates cannabis revenue and related cost of sales from sales to provincial boards when it is expected to be subsequently repurchased by its licensed retailer subsidiaries for resale, at which point the full retail sales revenue will be recognized.

For contracts that permit the customer to return goods, revenue is recognized to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur. Therefore, the amount of revenue recognized is adjusted for expected returns, which are estimated based on historical data and management’s expectation of future returns. In these circumstances, a refund liability and a right to recover returned goods asset are recognized. The right to recover returned goods asset is measured at the former carrying amount of the inventory less any expected costs to recover goods. The refund liability is included in accounts payable and accrued liabilities

SNDL Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2024

(Expressed in thousands of Canadian dollars, except where otherwise noted)

and the right to recover returned goods is included in inventory. The Company reviews its estimate of expected returns at each reporting date and updates the amounts of the asset and liability accordingly.

Gross revenue earned in Canada includes excise taxes, which the Company pays as principal, but excludes duties and taxes collected on behalf of third parties. Net revenue is gross revenue less excise taxes. Gross revenue is recognized to the extent that it is highly probable that a significant reversal will not occur. Therefore, gross revenue is stated net of expected price discounts, allowances for customer returns and similar items. Generally, payment of the transaction price is due within credit terms that are consistent with industry practices, with no element of financing.

Retail revenue

Retail revenue consists of sales through corporate stores and e-commerce operations. Revenue at corporate stores is recognized at the point of sale when the customer takes control of the goods or service and is measured at the amount of consideration to which the Company expects to be entitled to, net of estimated returns, and sales incentives. The Company considers its performance obligations to be satisfied at the point of sale. The Company’s goods and services are generally capable of being distinct and are accounted for as a separate performance obligation. Sales through e-commerce operations are recognized when the customer takes control of the goods or services upon delivery and is measured at the amount of consideration to which the Company expects to be entitled, net of estimated returns, and sales incentives.

It is the Company’s policy to sell merchandise with a limited right to return. Limited returns are provided through exchanges or refunds.

Franchise revenue

Franchise fees are recognized at a point in time when the Company satisfies its performance obligations which is determined to be when the franchise begins operations. Performance obligations include site selection, lease assistance and training. Initial franchise fees are allocated to the performance obligations based on the estimated standalone selling prices. Funds received in advance of a franchise starting operations are recorded as franchise fee deposits.

Ongoing royalty and advertisement fees, which are determined on a formula basis in accordance with the terms of the relevant franchise agreement, based on monthly revenues or margins of the franchisees, are recognized as revenue when the contractual performance obligations have been achieved or other service-related performance obligations have been completed. The performance obligations relate to providing support to the franchise partners and stewarding the Spiritleaf brand. While the franchisees are operating under the name Spiritleaf, they utilize the Spiritleaf trademark, thereby, the Company has performed its obligations to recognize the revenue, as per the franchise agreements.

Other revenue

Proprietary licensing revenue is generated from proprietary licensing services provided to customers. Revenue is recognized when the services are delivered to the customer at a point in time as outlined by the contract. The Company does not operate or manage these services separately from its primary retail sales or operations, and there are no significant costs of sale related to proprietary licensing revenue.

Millwork revenue is defined as the proceeds and receivables related to the sale of millwork, which includes store fixtures. Millwork revenue is recognized at a point in time when a contractual exchange agreement has been entered into, and the performance obligation is considered to have been met when the millwork has been delivered to the franchise partner.

SNDL Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2024

(Expressed in thousands of Canadian dollars, except where otherwise noted)

SHARE-BASED COMPENSATION

The Company’s share-based compensation plans include equity-settled awards and cash-settled awards.

The fair value of share-based compensation expenses is estimated using the Black-Scholes pricing model and relies on a number of estimates, such as the expected life of the award, the volatility of the underlying share price, the risk-free rate of return and the estimated rate of forfeiture of awards granted.

Equity-settled

Simple and performance warrants, stock options and restricted share units (“RSUs”) are granted from time to time to employees, directors, and others at the discretion of the Board. The grant date fair value of simple warrants, performance warrants, stock options and RSUs is recognized as share-based compensation expense, with a corresponding increase in contributed surplus, over the vesting period of the awards. On exercise of simple warrants, performance warrants and stock options, the cash consideration received is credited to share capital and the associated amount in contributed surplus is reclassified to share capital. On exercise of RSUs, the associated amount in contributed surplus is reclassified to share capital.

Cash-settled

DSUs are granted to directors and represent a right for the holder to receive a cash payment equal to the fair value of the Company’s common shares calculated at the date of such payment.

Nova DSUs are granted to Nova directors and represent a right for the holder to receive a cash payment equal to the fair value of Nova’s common shares calculated at the date of such payment, or Nova common shares, at the discretion of Nova. All Nova DSUs were settled by October 21, 2024 in connection with the Nova Transaction (as defined in Note 37).

DSUs are accounted for as a liability instrument and measured at fair value based on the market value of the Company’s common shares at each period end. The fair value is recognized as share-based compensation over the vesting period. Fluctuations in the fair value are recognized within share-based compensation in the period in which they occur.

INCOME TAXES

Income taxes are recognized in profit and loss, except to the extent that they relate to items recognized directly in equity, in which case the tax is recognized in equity.

Current taxes are generally the expected income tax payable on taxable income for the reporting period, calculated using rates enacted or substantively enacted at the consolidated statements of financial position dates, and include any adjustment to income tax payable or recoverable in respect of previous periods.

Uncertain income tax positions are accounted for using the standards applicable to current income tax assets and liabilities. Liabilities and assets are recorded to the extent they are deemed to be probable.

Deferred tax is recognized using the asset and liability method, based on temporary differences between financial statement carrying amounts of assets and liabilities and their respective income tax bases. Deferred tax is determined using tax rates that have been enacted or substantively enacted at the consolidated statements of financial position date and are expected to apply when the related deferred tax asset is realized, or the deferred tax liability is settled. Deferred tax is not accounted for where it arises from initial recognition of an asset or liability in a transaction other than a business combination which, at the time of the transaction, affects neither accounting nor taxable income (loss). The amount of deferred tax recognized is based on the expected manner and timing of realization or settlement of the carrying amount of assets and liabilities. Deferred tax assets are recognized only to the extent that it is probable that future taxable income will be available for which the temporary differences can be utilized. Deferred tax assets are reviewed at each reporting date and adjusted to the extent that it is no longer probable that the related tax benefit will be realized.

SNDL Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2024

(Expressed in thousands of Canadian dollars, except where otherwise noted)

Tax assets and liabilities are offset when the Company has a legally enforceable right to offset the recognized amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

Deferred tax assets, including those arising from tax loss carry-forwards, require management to assess the likelihood that the Company will generate sufficient taxable income in future periods in order to utilize recognized deferred tax assets. Assumptions about the generation of future taxable profits depend on management’s estimates of future cash flows. In addition, future changes in tax laws could limit the ability of the Company to obtain tax deductions in future periods. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company to realize the net deferred tax assets recorded at the reporting date could be affected.

BUSINESS COMBINATIONS and goodwill

The fair value of assets acquired and liabilities assumed in a business combination, including contingent consideration and goodwill, is estimated based on information available at the date of acquisition. Various valuation techniques are applied for measuring fair value including market comparables and discounted cash flows which rely on assumptions such as future selling prices, expected sales volumes, discount rates and future development and operating costs. Changes in these variables could significantly impact the carrying value of the net assets. Specific judgement is required in the identification of intangible assets.

Business combinations are accounted for using the acquisition method of accounting when the acquired assets meet the definition of a business. The acquired identifiable assets and liabilities and contingent liabilities assumed in a business combination are measured at their fair values at the acquisition date. The cost of an acquisition is measured as the fair value of consideration transferred to the sellers, including cash paid and the fair value of assets given, equity instruments issued, and liabilities of the seller assumed at the acquisition date. Any excess of the fair value of the consideration paid over the fair value of the identifiable assets, liabilities and contingent liabilities acquired is recorded as goodwill. If the cost of the acquisition is less than the fair value of the net assets acquired, the difference is recognized immediately in profit or loss as a bargain purchase gain. Transaction costs associated with business combinations are expensed as incurred.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is not amortized. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each CGU or group of CGUs that is expected to benefit from the synergies of the combination, if any, irrespective of whether other assets or liabilities of the acquiree are assigned to those units. Each CGU or group of CGUs represents the lowest level at which management monitors the goodwill.

NON-CONTROLLING INTERESTS

The Company recognizes non-controlling interests in an acquired entity either at fair value or at the non-controlling interest’s proportionate share of the acquired entity’s net identifiable assets, determined on an acquisition-by-acquisition basis.

Captive Insurance

The Company has secured insurance coverage for its directors and officers through two separate captive insurance structures.

The first structure is a captive cell program entered into with a registered insurer for the purpose of holding and managing the Company’s coverage funds through a separate cell account (“Cell Captive”). The Company applies International Financial Reporting Standard 10 – Consolidated Financial Statements (“IFRS 10”) in its assessment of control as it relates to the Cell Captive. The Company’s accounting policy is to consolidate the Cell Captive. The Cell Captive funds are held as cash and may be invested according to the Company’s treasury policy. The funds are classified as restricted cash based on the Cell Captive’s required statutory funding. The Company will recognize any gains or losses from fair market value adjustments, interest and/or foreign exchange in the statements of profit (loss) and comprehensive income (loss).

SNDL Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2024

(Expressed in thousands of Canadian dollars, except where otherwise noted)

The second structure is a wholly owned subsidiary, Sundial Insurance (Bermuda) Ltd. (“SIBL”), incorporated to provide separate and additional coverage. The Company applies IFRS 10 in its assessment of control as it relates to SIBL. The Company’s accounting policy is to consolidate SIBL. The funds are classified as restricted cash for the funds that are required for initial capitalization of the entity and for which there is a requirement to maintain minimum capital and surplus in accordance with industry regulations.

Net earnings (loss) per share

Basic earnings (loss) per share is calculated by dividing the net earnings (loss) for the period attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period.

Diluted earnings (loss) per share is calculated by adjusting the weighted average number of common shares outstanding for dilutive instruments. The number of shares included with respect to simple warrants, performance warrants, stock options, RSUs, equity classified warrants and liability classified warrants is computed using the treasury share method.

NEW ACCOUNTING STANDARDS

The following accounting standards were effective for annual periods beginning on or after January 1, 2024 and did not have a material impact on the Company’s consolidated financial statements:

•
Classification of Liabilities as Current or Non-current — Amendment to IAS 1
•
Non-current Liabilities with Covenants — Amendments to IAS 1
•
Lease Liability in a Sale and Leaseback — Amendments to IFRS 16
•
Supplier Finance Arrangements — Amendments to IAS 7 and IFRS 7

There are new accounting standards, amendments to accounting standards and interpretations that are effective for annual periods beginning on or after January 1, 2025, that have not been applied in preparing the consolidated financial statements for the year ended December 31, 2024. The Company is assessing the impact of these standards and interpretations on its consolidated financial statements which include:

•
Lack of Exchangeability — Amendments to IAS 21
•
Classification and Measurement of Financial Instruments — Amendments to IFRS 9 and IFRS 7
•
IFRS18 Presentation and Disclosure in Financial Statements
•
IFRS 19 Subsidiaries without Public Accountability: Disclosures
4.
Significant accounting estimates, assumptions and judgements

Within the context of these consolidated financial statements, a judgement is a decision made by management in respect of the application of an accounting policy, a recognized or unrecognized financial statement amount and/or note disclosure, following an analysis of relevant information that may include estimates and assumptions. Estimates and assumptions are used mainly in determining the measurement of balances recognized or disclosed in the consolidated financial statements and are based on a set of underlying data that may include management’s historical experience, knowledge of current events and conditions and other factors that are believed to be reasonable under the circumstances. Management continually evaluates the estimates and judgements it uses.

Judgements, assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment include the following:

IMPAIRMENTS

The Company uses judgement in determining CGUs for the purpose of testing fixed assets, right-of-use assets and intangible assets for impairment. Judgement is also used to determine the goodwill CGUs for the purpose of testing goodwill for impairment. The Company has determined that each retail location is a separate CGU. Intangible assets are allocated to the CGUs (or groups of CGUs) to which they relate. Goodwill is allocated to CGUs (or groups of CGUs)

SNDL Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2024

(Expressed in thousands of Canadian dollars, except where otherwise noted)

based on the level at which management monitors goodwill, which cannot be higher than an operating segment. The allocation of goodwill is made to CGUs (or groups of CGUs) that are expected to benefit from the synergies and future growth of the business combination from which they arose. In addition, judgement is used to determine whether a triggering event has occurred requiring an impairment test to be completed. In applying this judgement management considers profitability of the CGU and other qualitative factors.

The recoverable amounts of CGU groups and individual assets have been determined as the higher of the CGU groups or the asset’s fair value less costs of disposal and its value in use. These calculations require the use of estimates and assumptions and are subject to changes as new information becomes available including information on the likelihood of obtaining future licences from Health Canada, total addressable market, market share escalation factor, gross profit escalation factor, terminal multiple and discount rates. Changes in assumptions used in determining the recoverable amount could affect the carrying value of the related assets and CGU groups.

INVENTORY

The valuation of work-in-progress and finished goods requires the estimate of conversion costs incurred, which become part of the carrying amount of the inventory. The Company must also determine if the carrying value of any inventory exceeds its net realizable value, such as cases where prices have decreased, or inventory has spoiled or has otherwise been damaged.

ACQUISITIONS

The Company assesses whether an acquisition should be accounted for as an asset acquisition or a business combination under International Financial Reporting Standard 3 – Business Combinations (“IFRS 3”). This assessment requires management to make judgements on whether the assets acquired and liabilities assumed constitute a business as defined in IFRS 3 and if the integrated set of activities, including inputs and processes acquired, is capable of being conducted and managed as a business and the Company obtains control of the business inputs and processes.

equity-accounted investees

The Company’s interest in a joint venture is accounted for using the equity-method. The current investment portfolio of the joint venture is comprised of secured debt and hybrid instruments which include options and warrants. These investments are recorded at fair value each reporting period with any changes in fair value recorded through profit or loss.

The determination of the fair value of the underlying investments is based on a discounted cash flow methodology and requires judgement from management. The discounted cash flows are based on various assumptions, including an estimation of market prices, volatility and discount rates. The Company has independent valuations done every quarter.

5.
Business acquisitions
A)
Valens

On January 17, 2023, the Company acquired all of the issued and outstanding common shares of The Valens Company Inc. (“Valens”), other than those owned by SNDL and its subsidiaries, by way of a statutory plan of arrangement (the “Valens Transaction”). The Valens Transaction consideration was comprised of (i) the assumption of Valens’ $60 million non-revolving term loan facility from its then existing lender, (ii) an aggregate 27.6 million SNDL common shares valued at $84.0 million based on the fair value of each common share of the Company on the closing date (0.3334 of a SNDL common share for each Valens common share), and (iii) contingent consideration valued at $0.6 million representing the fair value of Valens stock options.

SNDL Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2024

(Expressed in thousands of Canadian dollars, except where otherwise noted)

Valens is a manufacturer of cannabis products providing proprietary cannabis processing services, in addition to product development, manufacturing, and commercialization of cannabis consumer packaged goods. Valens products are formulated for the medical, health and wellness, and recreational consumer segments.

The Company engaged independent valuation experts to assist in determining the fair value of certain assets acquired and liabilities assumed and related deferred income tax impacts, if any.

The fair value of consideration paid was as follows:

	Provisional	Adjustments	Final
Valens loan facility	61,512	—	61,512
Issuance of common shares	83,953	—	83,953
Contingent consideration	—	602	602
	145,465	602	146,067

The fair value of the assets and liabilities acquired was as follows:

	Provisional	Adjustments	Final
Cash	3,615	—	3,615
Accounts receivable	21,361	—	21,361
Marketable securities	876	—	876
Prepaid expenses and deposits	4,980	—	4,980
Inventory	14,140	—	14,140
Assets held for sale	6,330	—	6,330
Right of use assets	2,882	—	2,882
Property, plant and equipment	63,030	(10,938)	52,092
Intangible assets	2,285	(785)	1,500
Goodwill	68,697	12,325	81,022
Accounts payable and accrued liabilities	(34,185)	—	(34,185)
Contractual obligation	(5,339)	—	(5,339)
Lease liabilities	(3,207)	—	(3,207)
	145,465	602	146,067

Valens subsidiary Green Roads, Inc. (“Green Roads”) was sold and has been classified as held for sale and discontinued operations (note 6). Valens facility located in Mission, British Columbia was also classified as held for sale and was disposed of during the prior year (note 13).

The consolidated financial statements incorporate the operations of Valens commencing January 18, 2023. During the period January 18, 2023 to December 31, 2023 the Company recorded gross revenues of $99.1 million and net loss of $85.8 million from the Valens operations. Had the Valens Transaction closed on January 1, 2023, management estimates that for the period January 1, 2023, to January 17, 2023, revenue would have increased by $4.2 million and net loss would have increased by $2.1 million. In determining these amounts, management assumes the fair values on the date of acquisition would have been the same as if the acquisition had occurred on January 1, 2023.

The Company incurred costs related to the Valens Transaction of $2.8 million which have been included in transaction costs for the year ended December 31, 2023.

B)
Superette

On February 7, 2023, the Company acquired the right, title and interest in (i) five Superette retail locations within Toronto and Ottawa; (ii) the intellectual property rights related to the Superette brand; and (iii) the shares of Superette Ontario Inc. (collectively, the “Superette Transaction”).

The Superette Transaction consideration was comprised of the extinguishment of the Company’s promissory note.

SNDL Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2024

(Expressed in thousands of Canadian dollars, except where otherwise noted)

The fair value of consideration paid was as follows:

Extinguishment of promissory note	2,625
2,625

The fair value of the assets and liabilities acquired was as follows:

Cash	80
Accounts receivable	30
Prepaid expenses and deposits	141
Inventory	371
Right of use assets	1,129
Property, plant and equipment	2,077
Accounts payable and accrued liabilities	(74)
Lease liabilities	(1,129)
2,625

The consolidated financial statements incorporate the operations of Superette commencing February 8, 2023. During the period February 8, 2023 to December 31, 2023 the Company recorded gross revenues of $3.8 million and net loss of $2.0 million from the Superette operations. Had the Superette Transaction closed on January 1, 2023, management estimates that for the period January 1, 2023, to February 7, 2023, revenue would have increased by $0.5 million and net loss would have increased by $0.1 million. In determining these amounts, management assumes the fair values on the date of acquisition would have been the same as if the acquisition had occurred on January 1, 2023.

The Company incurred costs related to the Superette Transaction of $0.7 million which have been included in transaction costs for the year ended December 31, 2023.

C)
LIGHTBOX

On March 28, 2023, the Company announced that it had entered into an agreement with Lightbox Enterprises Ltd. (“Lightbox”) pursuant to which, in connection with Lightbox’s proceedings under the Companies’ Creditors Arrangement Act (Canada), the Company (or its designee) would acquire the assets comprising four cannabis retail stores operating under the Dutch Love cannabis retail banner (the “Lightbox Transaction”). The Lightbox Transaction consideration was comprised of (i) approximately $2.0 million in cash, (ii) the cancellation of $3.0 million in debt owing by Lightbox to the Company, and (iii) the issuance of 1.1 million SNDL common shares valued at approximately $3.7 million.

On April 1, 2024, the Company announced that it had agreed to assign its rights to own or operate the four cannabis retail stores to Nova. On May 8, 2024, the Company completed the Lightbox Transaction and the assignment of its rights to own or operate the four cannabis retail stores to Nova.

The Company has engaged independent valuation experts to assist in determining the fair value of certain assets acquired and liabilities assumed and related deferred income tax impacts.

The fair value of consideration paid was as follows:

	Provisional	Adjustments	Final
Cash	1,654	324	1,978
Issuance of common shares	3,693	—	3,693
Extinguishment of convertible debenture	3,000	—	3,000
	8,347	324	8,671

SNDL Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2024

(Expressed in thousands of Canadian dollars, except where otherwise noted)

The fair value of the assets and liabilities acquired was as follows:

	Provisional	Adjustments	Final
Inventory	154	—	154
Prepaid expenses and deposits	—	120	120
Right of use assets	2,828	(111)	2,717
Property, plant and equipment	964	73	1,037
Intangible assets	1,959	546	2,505
Lease liabilities	(2,828)	—	(2,828)
Total identifiable net assets acquired	3,077	628	3,705
Goodwill	5,270	(304)	4,966
	8,347	324	8,671

Goodwill is mainly attributable to the expansion of the store network and the Value Buds brand growth in British Columbia.

The consolidated financial statements incorporate the operations of Lightbox commencing May 9, 2024. During the period May 9, 2024 to December 31, 2024 the Company recorded revenues of $6.8 million and net earnings of $0.1 million from the Lightbox operations. Had the Lightbox Transaction closed on January 1, 2024, management estimates that for the period January 1, 2024, to May 8, 2024, revenue would have increased by $3.1 million and net earnings would have increased by $0.2 million. In determining these amounts, management assumes the fair values on the date of acquisition would have been the same as if the acquisition had occurred on January 1, 2024.

The Company incurred costs related to the Lightbox Transaction of $0.7 million which have been included in transaction costs.

D)
INDIVA

On July 5, 2024, the Company announced that it had entered into a purchase agreement (the “Bid Agreement”) with Indiva Limited (“Indiva”) and its direct and indirect subsidiaries (collectively with Indiva, the “Indiva Group”), pursuant to which the Company offered to purchase all of the issued and outstanding shares of Indiva and the business and assets of the Indiva Group (collectively, the “Indiva Assets”) (the “Indiva Transaction”) for consideration comprising of a credit bid of all of the indebtedness of the Indiva Group owing to the Company, the retention of certain liabilities of the Indiva Group, and cash payments sufficient to repay certain priority indebtedness of the Indiva Group and costs associated with the Indiva Group’s proceedings under the Companies’ Creditors Arrangement Act (Canada) (the “CCAA”).

The Bid Agreement was entered into in the context of the CCAA proceedings, as part of a sales process where the Indiva Assets were marketed to prospective purchasers (the “Sale Process”) and, accordingly, was subject to approval by the court overseeing the CCAA proceedings and to potential alternative bids submitted pursuant to the Sale Process. On August 29, 2024, the Company announced that its stalking horse bid pursuant to the Bid Agreement had been chosen as the successful bid for the Indiva Assets.

On November 4, 2024, the Company announced that it had successfully closed the Indiva Transaction for consideration of approximately $21.1 million, comprised of the extinguishment of $20.7 million in total debt owing by Indiva to the Company and a cash payment of approximately $0.4 million.

The Company has engaged independent valuation experts to assist in determining the fair value of certain assets acquired and liabilities assumed. The purchase price allocation is not final as the Company is continuing to obtain and verify information required to determine the fair value of certain assets and liabilities and the amount of deferred income taxes, if any, arising on their recognition.

SNDL Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2024

(Expressed in thousands of Canadian dollars, except where otherwise noted)

Due to the inherent complexity associated with valuations and the timing of the acquisition, the amounts below are provisional and subject to adjustment. The fair value of consideration paid was as follows:

Provisional
Extinguishment of term loan	18,923
Extinguishment of debtor-in-possession loan	1,750
Cash	385
21,058

The preliminary fair value of the assets and liabilities acquired was as follows:

Provisional
Cash	3
Accounts receivable	4,057
Inventory	4,860
Prepaid expenses and deposits	205
Right of use assets	562
Property, plant and equipment	21,213
Accounts payable and accrued liabilities	(4,100)
Lease liabilities	(286)
Total identifiable net assets acquired	26,514
Bargain purchase gain	(5,456)
21,058

The excess of the aggregate fair value of the identifiable net assets acquired over the fair value of the consideration was $5.46 million, which was recorded as a bargain purchase gain included in other expenses, net (note 31), in the accompanying consolidated statements of loss and comprehensive loss for the year ended December 31, 2024. The bargain purchase gain was primarily due to the fair value adjustments on the identifiable property, plant and equipment and net working capital acquired.

As new information is obtained within one year of the date of acquisition, about facts and circumstances that existed at the date of acquisition, the accounting for the acquisition will be revised. All such adjustments will be recorded to the bargain purchase gain in the period that the adjustment is identified.

The consolidated financial statements incorporate the operations of Indiva commencing November 4, 2024. During the period November 4, 2024 to December 31, 2024 the Company recorded revenues of $8.5 million and net earnings of $1.7 million from the Indiva operations. Had the Indiva Transaction closed on January 1, 2024, management estimates that for the period January 1, 2024, to November 3, 2024, revenue would have increased by $35.1 million and net earnings would have decreased by $2.2 million. In determining these amounts, management assumes the fair values on the date of acquisition would have been the same as if the acquisition had occurred on January 1, 2024.

The Company incurred costs related to the Indiva Transaction of $0.3 million which have been included in transaction costs.

6.
Discontinued operations

The Green Roads operations acquired as part of the Valens acquisition were classified as held for sale and discontinued operations as the carrying amount of the disposal group was expected to be recovered through a sale transaction rather than through continued use.

Green Roads filed for bankruptcy on March 6, 2023. A successful bid of US$3.1 million was accepted and the sale was approved at a court hearing on May 10, 2023. The disposition of Green Roads closed on May 31, 2023 and a loss on disposition of $2.3 million was recorded.

SNDL Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2024

(Expressed in thousands of Canadian dollars, except where otherwise noted)

The consolidated statement of loss and comprehensive loss and consolidated statement of cash flows have been presented to show the discontinued operations separately from continuing operations.

Results of discontinued operations

	Year ended December 31
	2024	2023
Net revenue	—	7,510
Cost of sales	—	3,841
Gross profit	—	3,669

General and administrative	—	3,639
Sales and marketing	—	1,817
Depreciation and amortization	—	450
Operating loss	—	(2,237)

Finance costs	—	(16)
Loss on disposition	—	(2,282)
Net loss	—	(4,535)

7.
Segment information

The Company’s reportable segments are organized by business line and are comprised of four reportable segments: liquor retail, cannabis retail, cannabis operations, and investments.

Liquor retail includes the sale of wines, beers and spirits through owned liquor stores. Cannabis retail includes the private sale of adult-use cannabis products and accessories through corporate-owned and franchised retail cannabis stores. Cannabis operations include the cultivation, distribution and sale of cannabis for the adult-use and medical markets domestically and for export, and providing proprietary cannabis processing services, in addition to product development, manufacturing, and commercialization of cannabis consumer packaged goods. Investments include the deployment of capital to investment opportunities. Certain eliminations and overhead expenses not directly attributable to any operating segment are reported as “Corporate”.

	Liquor Retail	Cannabis Retail	Cannabis Operations	Investments (1)	Corporate	Total
As at December 31, 2024
Total assets	326,061	195,823	230,021	577,522	19,815	1,349,242
Year ended December 31, 2024
Net revenue (2)	555,259	311,689	109,470	—	(55,970)	920,448
Gross profit	139,706	78,827	21,798	—	—	240,331
Operating income (loss)	34,781	(1,742)	2,663	(50,013)	(89,500)	(103,811)
Earnings (loss) before income tax	30,665	(5,250)	2,105	(50,588)	(82,541)	(105,609)
(1)
Total assets include cash and cash equivalents.
(2)
The Company has eliminated $56.0 million for the year ended December 31, 2024 of cannabis operations revenue and equal cost of sales associated with sales to provincial boards that are expected to be subsequently repurchased by the Company’s licensed retail subsidiaries for resale, at which point the full retail sales revenue will be recognized. The elimination was recorded in the Corporate segment.

SNDL Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2024

(Expressed in thousands of Canadian dollars, except where otherwise noted)

	Liquor Retail	Cannabis Retail	Cannabis Operations	Investments (1)	Corporate	Total
As at December 31, 2023
Total assets	320,239	206,988	208,295	717,751	19,891	1,473,164
Year ended December 31, 2023
Net revenue (2)	578,895	289,980	87,071	—	(46,940)	909,006
Gross profit	137,286	73,690	(20,561)	—	—	190,415
Operating income (loss)	24,655	4,840	(112,744)	11,746	(91,668)	(163,171)
Earnings (loss) before income tax	19,190	1,310	(112,159)	8,429	(88,786)	(172,016)
(1)
Total assets include cash and cash equivalents.
(2)
The Company has eliminated $46.9 million for the year ended December 31, 2023 of cannabis operations revenue and equal cost of sales associated with sales to provincial boards that are expected to be subsequently repurchased by the Company’s licensed retail subsidiaries for resale, at which point the full retail sales revenue will be recognized. The elimination was recorded in the Corporate segment.

Geographical disclosure

As at December 31, 2024, the Company had non-current assets related to credit investments in the United States of $413.1 million (December 31, 2023 — $538.3 million). For the year ended December 31, 2024, share of profit of equity-accounted investees related to investment credit operations in the United States was a loss of $65.5 million (year ended December 31, 2023 — gain of $6.8 million). All other non-current assets relate to operations in Canada and revenues from external customers relate to operations in Canada.

8.
Restricted cash

As at	December 31, 2024	December 31, 2023
Captive insurance	19,815	19,616
Other	—	275
	19,815	19,891

The Company has secured insurance coverage for its directors and officers through two separate captive insurance structures (note 3).

9.
Marketable securities

As at	December 31, 2024	December 31, 2023
Balance, beginning of year	225	21,926
Acquisition	—	876
Dispositions	—	(13,319)
Change in fair value recognized in profit or loss	(86)	(9,258)
Balance, end of period	139	225

During the year ended December 31, 2024, proceeds of nil (year ended December 31, 2023 — $6.7 million) were received for dispositions of marketable securities and a loss on disposition of nil (year ended December 31, 2023 — $8.6 million) was recognized.

10.
Accounts receivable

As at	December 31, 2024	December 31, 2023
Trade receivables	24,548	20,849
Other receivables	3,570	6,210
	28,118	27,059

SNDL Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2024

(Expressed in thousands of Canadian dollars, except where otherwise noted)

The Company has calculated ECLs based on lifetime expected credit losses, taking into consideration historical credit loss experience and financial factors specific to the debtors and general economic conditions. Refer to note 34 for credit risk disclosures.

11.
Biological assets

The Company’s biological assets consist of cannabis plants in various stages of vegetation, including plants which have not been harvested. The change in carrying value of biological assets is as follows:

As at	December 31, 2024	December 31, 2023
Balance, beginning of year	429	3,477
Increase in biological assets due to capitalized costs	7,243	21,501
Net change in fair value of biological assets	(892)	(7,936)
Transferred to inventory upon harvest	(5,593)	(16,613)
Balance, end of year	1,187	429

Biological assets are valued in accordance with International Accounting Standard 41 – Agriculture and are presented at their fair value less costs to sell up to the point of harvest. This is determined using a model which estimates the expected harvest yield in grams for plants currently being cultivated, and then adjusts that amount for the expected selling price less costs to produce and sell per gram.

The fair value measurements for biological assets have been categorized as Level 3 fair values based on the inputs to the valuation technique used. The Company’s method of accounting for biological assets attributes value accretion on a straight-line basis throughout the life of the biological asset from initial cloning to the point of harvest.

The Company estimates the harvest yields for cannabis at various stages of growth. As at December 31, 2024, it is estimated that the Company’s biological assets will yield approximately 4,500 kilograms (December 31, 2023 — 2,230 kilograms) of dry cannabis when harvested. During the year ended December 31, 2024, the Company harvested 10,464 kilograms of dry cannabis (year ended December 31, 2023 — 15,064 kilograms).

12.
Inventory

As at	December 31, 2024	December 31, 2023
Retail liquor	73,538	83,923
Retail cannabis	21,783	19,516
Harvested cannabis
Raw materials, packaging and components	13,030	7,781
Extracted cannabis & hemp oils	16,058	11,989
Work-in-progress	—	995
Finished goods	3,510	4,856
	127,919	129,060

During the year ended December 31, 2024, inventories of $677.5 million were recognized in cost of sales as an expense (year ended December 31, 2023 — $689.3 million).

During the year ended December 31, 2024, the Company recognized inventory write downs of $3.7 million (year ended December 31, 2023 — $30.6 million).

SNDL Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2024

(Expressed in thousands of Canadian dollars, except where otherwise noted)

13.
Assets held for sale

At December 31, 2024, and December 31, 2023, assets held for sale were measured at their fair value less costs to sell and comprised of the following:

As at	December 31, 2024	December 31, 2023
Olds facility	18,800	—
Stellarton facility	—	6,375
Extraction equipment	251	—
	19,051	6,375

The Olds facility is located in Olds, Alberta, and its primary purpose was the cultivation of cannabis for the adult-use cannabis market. Management is committed to a plan to sell the Olds facility and the asset is available for immediate sale.

The Stellarton facility is located in Stellarton, Nova Scotia, and its primary purpose was the packaging and processing of value added and derivative products for the adult-use cannabis market. The Stellarton facility was acquired as part of the Zenabis acquisition. During the year ended December 31, 2024, the Company concluded that the Stellarton facility no longer met certain criteria for assets held for sale due to secondary commercial real estate market conditions in Nova Scotia. The facility was reclassified to property, plant and equipment and a $1.3 million impairment loss was recognized in the cannabis operations reporting segment.

14.
right of use assets

Cost
Balance at December 31, 2022	167,067
Acquisitions (note 5(a), note 5(b))	4,011
Additions	3,530
Renewals, remeasurements and dispositions	24,424
Balance at December 31, 2023	199,032
Acquisitions (note 5(c), note 5(d))	3,279
Additions	1,499
Renewals, remeasurements and dispositions	13,441
Balance at December 31, 2024	217,251

Accumulated depreciation and impairment
Balance at December 31, 2022	32,913
Depreciation	32,640
Impairment	3,852
Dispositions	(52)
Balance at December 31, 2023	69,353
Depreciation	31,375
Impairment	1,088
Balance at December 31, 2024	101,816

Net book value
Balance at December 31, 2023	129,679
Balance at December 31, 2024	115,435

SNDL Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2024

(Expressed in thousands of Canadian dollars, except where otherwise noted)

For the year ended December 31, 2024, the Company recorded the following net impairment losses (reversals) of right of use assets:

	Reporting Segment
Three months ended	Liquor retail	Cannabis retail	Total
March 31, 2024	(159)	1,756	1,597
June 30, 2024	(132)	(283)	(415)
September 30, 2024	(192)	98	(94)
December 31, 2024	—	—	—
	(483)	1,571	1,088

Refer to note 15 for the significant assumptions applied in the impairment test.

For the year ended December 31, 2023, the Company recorded the following net impairment losses (reversals) of right of use assets:

	Reporting Segment
Three months ended	Liquor retail	Cannabis retail	Total
March 31, 2023	—	—	—
June 30, 2023	—	—	—
September 30, 2023	1,211	102	1,313
December 31, 2023	—	2,539	2,539
	1,211	2,641	3,852

SNDL Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2024

(Expressed in thousands of Canadian dollars, except where otherwise noted)

15.
Property, plant and equipment

	Land	Production facilities	Leasehold improvements	Equipment	Construction in progress	Total
Cost
Balance at December 31, 2022	11,964	154,234	70,814	78,922	9,454	325,388
Acquisitions (note 5(a), note 5(b))	8,989	24,002	3,660	17,518	—	54,169
Additions	—	—	2,739	5,609	102	8,450
Transfers from CIP	—	882	—	—	(882)
Dispositions	—	38	(314)	(2,885)	—	(3,161)
Balance at December 31, 2023	20,953	179,156	76,899	99,164	8,674	384,846
Acquisitions (note 5(c), note 5(d))	335	15,635	1,110	5,170	—	22,250
Additions	—	—	800	6,831	983	8,614
Transfers from CIP	—	—	—	983	(983)	—
Transfer to assets held for sale	(11,834)	(143,540)	—	(411)	(6,013)	(161,798)
Dispositions	—	—	(559)	(2,834)	(90)	(3,483)
Balance at December 31, 2024	9,454	51,251	78,250	108,903	2,571	250,429

Accumulated depreciation and impairment
Balance at December 31, 2022	—	132,007	15,369	28,782	5,821	181,979
Depreciation	—	2,526	11,675	15,796	—	29,997
Impairment	—	10,825	1,697	8,924	—	21,446
Dispositions	—	62	(293)	(1,261)	—	(1,492)
Balance at December 31, 2023	—	145,420	28,448	52,241	5,821	231,930
Depreciation	—	1,351	10,222	11,174	—	22,747
Impairment (recovery)	—	—	15	(111)	—	(96)
Transfer to assets held for sale	—	(141,811)	—	(165)	(5,821)	(147,797)
Dispositions	—	—	(559)	(1,606)	—	(2,165)
Balance at December 31, 2024	—	4,960	38,126	61,533	—	104,619

Net book value
Balance at December 31, 2023	20,953	33,736	48,451	46,923	2,853	152,916
Balance at December 31, 2024	9,454	46,291	40,124	47,370	2,571	145,810

During the year ended December 31, 2024, depreciation expense of $2.5 million was capitalized to biological assets and inventory (year ended December 31, 2023 – $4.7 million).

During the year ended December 31, 2024, the Company determined that indicators of impairment existed relating to certain cannabis and liquor retail stores due to underperforming store level operating results, as well as indicators of impairment reversal relating to certain previously impaired cannabis and liquor retail stores showing improved store level operating results. For impairment testing of retail property, plant and equipment and right of use assets, the Company determined that a CGU was defined as each individual retail store. The Company completed impairment tests for each CGU determined to have an indicator of potential impairment or impairment reversal using a discounted cash flow model. The recoverable amounts for each CGU were based on the higher of its estimated value in use and fair value less costs of disposal using Level 3 inputs. The significant assumptions applied in the impairment test are described below:

•
Cash flows: Projected future sales and earnings for cash flows are based on actual operating results and operating forecasts. Management determined forecasted growth rates of sales based on past performance, expectations of future performance for each location and industry averages. Expenditures were based upon a combination of historical percentages of revenue, sales growth rates, forecasted inflation rates and contractual lease payments. The duration of the cash flow projections for individual CGUs is 5 years or based on the remaining lease term of the CGU.

SNDL Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2024

(Expressed in thousands of Canadian dollars, except where otherwise noted)

•
Discount rate: A pre-tax discount rate range of 12.5% – 13.8% was estimated and is based on market assessments of the time value of money and CGU specific risks to determine the weighted average cost of capital for the given CGU.

For the year ended December 31, 2024, the Company recorded the following net impairment losses (reversals) of property, plant and equipment:

	Reporting Segment
Three months ended	Liquor retail	Cannabis retail	Total
March 31, 2024	(766)	772	6
June 30, 2024	224	(215)	9
September 30, 2024	(1,050)	886	(164)
December 31, 2024	—	—	—
	(1,592)	1,443	(149)

The Company also recorded impairment losses and impairment reversals of right of use assets (note 14).

For the year ended December 31, 2023, the Company recorded the following net impairment losses (reversals) of property, plant and equipment:

	Reporting Segment
Three months ended	Liquor retail	Cannabis retail	Total
March 31, 2023	—	—	—
June 30, 2023	—	458	458
September 30, 2023	429	6	435
December 31, 2023	—	1,942	1,942
	429	2,406	2,835

During the year ended December 31, 2023, the Company determined that indicators of impairment existed relating to certain idle machinery and equipment. The estimated recoverable amount of the assets was determined to be nil and an impairment of $3.0 million was recorded. The impairment was recognized in the Company’s cannabis operations reporting segment.

In October 2023, management decided to close the Olds facility and consolidate all cultivation activities at its Atholville, New Brunswick facility. This resulted in an indicator of impairment and a test for impairment was performed by comparing the estimated recoverable amount to the carrying value of the assets, using its fair value less costs of disposal. Based on the analysis, the Company recognized an impairment loss of $15.6 million, as the estimated recoverable amount of $18.7 million was lower than the respective carrying amount. The impairment was recognized in the cannabis operations reporting segment. The fair value measurement is categorized within Level 2 of the fair value hierarchy and the valuation technique was based on a market comparison for comparable assets. Subsequent to December 31, 2023, the Olds facility was classified as held for sale.

SNDL Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2024

(Expressed in thousands of Canadian dollars, except where otherwise noted)

16.
Net investment in subleases

	December 31, 2024	December 31, 2023
Balance, beginning of year	21,366	23,319
Additions	716	832
Finance income	763	857
Rents recovered (payments made directly to landlords)	(3,558)	(4,004)
Dispositions and remeasurements	(1,101)	362
Balance, end of year	18,186	21,366

Current portion	2,832	2,970
Long-term	15,354	18,396

Net investment in subleases represent leased retail stores that have been subleased to certain franchise partners. These subleases are classified as a finance lease as the sublease terms are for the remaining term of the head lease.

17.
Intangible assets

	Brands and trademarks	Franchise agreements	Software	Retail Licenses	Total
Cost
Balance at December 31, 2022	80,400	10,000	5,542	750	96,692
Acquisition (note 5(a))	1,500	—	—	—	1,500
Additions	—	—	87	—	87
Dispositions	—	—	(73)	—	(73)
Balance at December 31, 2023	81,900	10,000	5,556	750	98,206
Acquisition (note 5(c))	—	—	—	2,505	2,505
Additions	—	—	33	3,227	3,260
Balance at December 31, 2024	81,900	10,000	5,589	6,482	103,971

Accumulated amortization and impairment
Balance at December 31, 2022	19,317	1,811	679	—	21,807
Amortization	195	1,250	888	—	2,333
Impairment	935	—	—	—	935
Dispositions	—	—	(18)	—	(18)
Balance at December 31, 2023	20,447	3,061	1,549	—	25,057
Amortization	172	1,253	919	245	2,589
Impairment	15,000	—	—	—	15,000
Balance at December 31, 2024	35,619	4,314	2,468	245	42,646

Net book value
Balance at December 31, 2023	61,453	6,939	4,007	750	73,149
Balance at December 31, 2024	46,281	5,686	3,121	6,237	61,325

Brands and trademarks are related to intellectual property purchased from Sun 8 Holdings Inc. (“Sun 8”) with a useful life of 15 years, intellectual property acquired through the acquisition of Inner Spirit Holdings Ltd. (“Inner Spirit”) consisting of proprietary rights to brands and trademarks with an indefinite useful life, intellectual property acquired through the acquisition of Alcanna Inc. (“Alcanna”) and Valens with indefinite useful lives. The brands and trademarks acquired from Inner Spirit, Alcanna and Valens were determined to have an indefinite useful life due to the fact that there is no foreseeable limit to the period over which the asset is expected to generate net cash inflows.

SNDL Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2024

(Expressed in thousands of Canadian dollars, except where otherwise noted)

Franchise agreements consist of intellectual property acquired through the acquisition of Inner Spirit consisting of franchise relationships with a useful life of 8 years.

Software is comprised of licenses with useful lives ranging from 4 to 9 years acquired through the acquisition of Alcanna and are amortized using the straight-line method over the life of the licence.

Liquor retail licenses acquired through the acquisition of Alcanna have an indefinite life and are therefore not amortized. The liquor retail licenses do not expire, but rather are subject to an administrative extension process each year indefinitely.

During the year ended December 31, 2024, the Company finalized the addition of two Saskatchewan liquor licenses with indefinite lives for $3.2 million. Cannabis retail licenses acquired through the acquisition of Lightbox are amortized using the straight-line method over the life of the lease term of the stores.

During the year ended December 31, 2024, the Company determined that indicators of impairment existed regarding the intellectual property and rights pertaining to the Inner Spirit acquisition due to adverse market conditions and planned corporate Spiritleaf store rebranding. The estimated recoverable amount was determined to be $4.5 million based on a discounted cash flow model using a relief from royalty model and an impairment of $15.0 million was recorded in the cannabis retail reporting segment.

During the year ended December 31, 2023, the Company determined that indicators of impairment existed regarding the Sun 8 intellectual property and the intellectual property and rights pertaining to certain other cannabis strains due to decreasing market demand. The estimated recoverable amount of the intangible assets was determined to be $1.5 million and nil, respectively, and an impairment of $0.8 million and $0.1 million was recorded in the cannabis operations reporting segment.

18.
Investments

As at	December 31, 2024	December 31, 2023
Investments at amortized cost	27,934	24,405
Investments at FVTPL	—	8,655
Investments at FVOCI	8,053	—
	35,987	33,060

Current portion	27,560	3,400
Long-term	8,427	29,660

Investments at amortized cost

Indiva

The Company had a loan outstanding to Indiva with a principal balance of $17.8 million and a maturity date of February 24, 2026. The Company closed the Indiva Transaction on November 4, 2024. The term loan was extinguished as part of the business combination and forms part of the consideration transferred (note 5(d)).

Delta 9

On July 5, 2024, the Company announced that it had completed the acquisition (the “Debt Acquisition”) of the principal indebtedness (the “Purchased Indebtedness”) of Delta-9 Cannabis Inc. (“Delta 9”) from Connect First and Servus Credit Union Ltd. for a purchase price of $28.1 million pursuant to a purchase and sale of indebtedness agreement dated July 5, 2024. As a result of the Debt Acquisition, the Company became Delta 9’s senior secured creditor with a first priority security interest in all of the assets of Delta 9 and certain Delta 9 subsidiaries.

The investment consists of a 5 year commercial mortgage bearing interest at an annual interest rate of 4.55% with an amortization period of 12 years and a revolving overdraft bearing interest at an annual interest rate of prime rate

SNDL Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2024

(Expressed in thousands of Canadian dollars, except where otherwise noted)

plus 2.45%. As at December 31, 2024, $22.9 million of principal was outstanding on the commercial mortgage and $3.5 million on the overdraft.

Subsequent to December 31, 2024, the Company received payment for the entire balance including fees.

Investments at fAIR vALUE tHROUGH pROFIT AND lOSS

On September 12, 2024, the Company received payment through Delta 9’s CCAA proceedings for reimbursement of principal and interest owing on the convertible debenture maturing March 30, 2025 for $11.7 million. Further discussions are being held for the full reimbursement of fees and other costs.

Investments at fAIR vALUE tHROUGH OTHER COMPREHENSIVE INCOME

During the year ended December 31, 2024, the Company acquired $6.2 million of investments in listed common shares that are not held for trading, for which the Company irrevocably elected at initial recognition to designate at fair value through other comprehensive income. The shares were marked to market to $8.1 million as a level 1 investment and the corresponding $1.9 million gain was recognized in other comprehensive income.

19.
Equity-accounted investees

As at	December 31, 2024	December 31, 2023
Interest in joint venture	413,124	538,331

SunStream is a joint venture in which the Company has a 50% ownership interest. SunStream is a private company, incorporated under the Business Corporations Act (Alberta), which provides growth capital that pursues indirect investment and financial services opportunities in the cannabis sector, as well as other investment opportunities.

SunStream is structured separately from the Company, and the Company has a residual interest in the net assets of SunStream. Accordingly, the Company has classified its interest in SunStream as a joint venture, which is accounted for using the equity-method.

The current investment portfolio of SunStream is comprised of secured debt, hybrid debt and derivative instruments with United States based cannabis businesses. These investments are recorded at fair value each reporting period with any changes in fair value recorded through profit or loss. SunStream actively monitors these investments for changes in credit risk, market risk and other risks specific to each investment.

The following table summarizes the carrying amount of the Company’s interest in the joint venture:

Carrying amount
Balance at December 31, 2022	519,255
Capital contributions	25,089
Share of net earnings	6,758
Share of other comprehensive loss	(12,771)
Balance at December 31, 2023	538,331
Capital refunds	(168)
Share of net loss	(65,459)
Share of other comprehensive income (taxes at 23%)	40,893
Distributions	(100,473)
Balance at December 31, 2024	413,124

SunStream is a related party due to it being classified as a joint venture of the Company. Capital contributions to the joint venture and distributions received from the joint venture are classified as related party transactions.

SNDL Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2024

(Expressed in thousands of Canadian dollars, except where otherwise noted)

The following table summarizes the financial information of SunStream:

As at	December 31, 2024	December 31, 2023
Current assets (including cash and cash equivalents - 2024: $0.9 million, 2023: $0.3 million)	1,943	2,675
Non-current assets	408,233	532,740
Current liabilities	(762)	(1,096)
Net assets (liabilities) (100%)	409,414	534,319

Year ended December 31	2024	2023
Revenue (loss)	(61,916)	14,098
Profit (loss) from operations	(64,669)	7,348
Other comprehensive income (loss)	40,893	(12,771)
Total comprehensive income (loss)	(23,747)	(5,177)

20.
Goodwill

Net book value
Balance at December 31, 2022	67,260
Acquisitions through business combinations (note 5(a))	81,022
Impairment	(29,000)
Balance at December 31, 2023	119,282
Acquisitions through business combinations (note 5(c))	4,966
Balance at December 31, 2024	124,248

impairment test

The Company considers its groups of CGUs for impairment testing based on the interdependence of cash flows between different segments of the business, lowest level of cash flows within each segment and how management monitors operations. As such, the groups of CGUs are defined as Liquor retail, Cannabis retail, Cannabis operations – manufacturing and Cannabis operations - growing.

For the purpose of impairment testing, goodwill has been allocated as follows:

	December 31, 2024	December 31, 2023
Liquor retail	24,338	24,338
Cannabis retail	47,888	38,624
Cannabis retail franchise group	—	4,298
Cannabis operations - manufacturing	52,022	52,022
	124,248	119,282

On December 31, 2024 and December 31, 2023, the Company performed its annual goodwill impairment test in accordance with its policy described in note 3. For the impairment test performed at December 31, 2024, the Cannabis retail franchise group goodwill was included in the Cannabis retail CGU group after assessment of applicable CGU groups as a result of the Nova Transaction.

For the purpose of impairment testing at December 31, 2024, intangible assets with indefinite lives were allocated to the Company’s CGU groups as follows: (i) $6.0 million to the cannabis retail CGU group, (ii) $41.5 million to the liquor retail CGU group and (iii) $1.5 million to the cannabis operations – manufacturing CGU group.

The impairment test for the Company’s cannabis operations – manufacturing CGU groups used a fair value less costs of disposal model. The key assumptions used to calculate the fair value less cost of disposal are market revenue and

SNDL Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2024

(Expressed in thousands of Canadian dollars, except where otherwise noted)

EBITDA multiples (where applicable) which are considered Level 2 fair value assumptions. The impairment test for the Company’s liquor retail and cannabis retail CGU groups used a value in use approach based on internal cash flow estimates at December 31, 2024, and a discount rate of 11.5% and 13.5% respectively. The discount rate was estimated based on the Company’s weighted average cost of capital, adjusted for risks specific to the CGU group. The estimated cash flows were based on a 5-year model taking into account the overall forecasted Canadian liquor, spirits and adult-use cannabis industry market growth projections. A terminal value thereafter was applied.

The Company concluded that the recoverable amounts of the CGU groups exceeded their carrying amounts and, therefore, goodwill was not impaired.

For the purpose of impairment testing at December 31, 2023, intangible assets with indefinite lives were allocated to the Company’s CGUs as follows: (i) $2.7 million to the cannabis retail CGU, (ii) $18.3 million to the cannabis retail franchise group CGU, (iii) $38.3 million to the liquor retail CGU and (iv) $1.5 million to the cannabis operations – manufacturing CGU.

The impairment test for the Company’s cannabis retail, cannabis retail franchise group and cannabis operations – manufacturing CGUs used a fair value less costs of disposal model. The key assumptions used to calculate the fair value less costs of disposal are market revenue and EBITDA multiples (where applicable) which are considered Level 2 fair value assumptions as well as revenue and EBITDA one year forecasts which are considered to be Level 3 fair value assumptions. The impairment test for the Company’s liquor retail CGU used a value in use approach based on internal cash flow estimates at December 31, 2023, and a discount rate of 12.5%. The discount rate was estimated based on the Company’s weighted average cost of capital, adjusted for risks specific to the CGU. The estimated cash flows were based on a 5-year model taking into account the overall forecasted Canadian liquor and spirits industry market growth projections. A terminal value thereafter was applied.

Based on the analysis, there was an impairment of the Company’s cannabis operations – manufacturing CGU of $29.0 million as at December 31, 2023 as the estimated recoverable amount for this CGU of $124.1 million was lower than the respective carrying amount. The impairment loss was fully allocated to goodwill and included in asset impairment. The impairment was recognized in the Company’s cannabis operations reportable segment. The Company concluded that the recoverable amount of the remaining CGUs exceeded their carrying amounts and, therefore, goodwill was not impaired.

21.
Accounts payable and accrued liabilities

	December 31, 2024	December 31, 2023
Trade payables	27,064	22,035
Accrued and other liabilities	29,211	46,175
	56,275	68,210

22.
Derivative warrants

	December 31, 2024	December 31, 2023
Balance, beginning of year	4,400	11,002
Change in fair value recognized in profit or loss	(4,374)	(6,602)
Balance, end of year	26	4,400

On January 20, 2024, the 50,000 remaining unsecured convertible note warrants expired. The unsecured convertible notes warrants were issued in 2020 as part of the Company’s debt restructuring transactions. A total of 1.45 million

SNDL Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2024

(Expressed in thousands of Canadian dollars, except where otherwise noted)

derivative warrants were issued in such transactions, of which 1.4 million were exercised during the year ended December 31, 2020.

On September 18, 2024, an additional 9.8 million warrants expired. These warrants were issued in 2021 as part of a series of registered equity offerings.

The following table summarizes outstanding derivative warrants as at December 31, 2024:

	Exercise price (US$)	Number of warrants	Weighted average contractual life
2020 Series A Warrants (1)	1.77	50,000	0.6
(1)
The conversion or exercise price, as applicable, is subject to full ratchet antidilution protection upon any subsequent transaction at a price lower than the price then in effect and standard adjustments in the event of any share split, share dividend, share combination, recapitalization or other similar transaction. If the Company issues, sells or enters into any agreement to issue or sell, any variable rate securities, the investors have the additional right to substitute the variable price (or formula) of such securities for the conversion or exercise price, as applicable.
23.
Lease LIABILITIES

	December 31, 2024	December 31, 2023
Balance, beginning of year	167,029	169,831
Acquisitions (note 5)	3,114	4,336
Additions	2,212	4,362
Lease payments	(40,510)	(45,017)
Renewals, remeasurements and dispositions	12,038	25,505
Tenant inducement allowances received	693	91
Accretion expense	7,697	7,921
Balance, end of year	152,273	167,029

Current portion	34,256	30,537
Long-term	118,017	136,492

During the year ended December 31, 2024, renewals, remeasurements and dispositions of $12.0 million mainly related to lease renewals.

The following table presents the contractual undiscounted cash flows, excluding periods covered by lessee lease extension options that have been included in the determination of the lease term, related to the Company’s lease liabilities as at December 31, 2024:

December 31, 2024
Less than one year	41,140
One to three years	69,863
Three to five years	43,632
Thereafter	26,218
Minimum lease payments	180,853

The Company has short-term leases with lease terms of 12 months or less as well as low-value leases. As these costs are incurred, they are recognized as general and administrative expense. These costs were immaterial in 2024 and 2023.

SNDL Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2024

(Expressed in thousands of Canadian dollars, except where otherwise noted)

24.
Other liabilities

	December 31, 2024	December 31, 2023
Financial guarantee liability (A)	219	268
Deferred share units liability (B)	7,093	3,917
	7,312	4,185
A)
Financial guarantee liability

For franchise operated locations where the Company provided an indemnity for its franchisees, lease payments are made directly to the landlord by the franchisee, and the obligation to make lease payments would only revert to the Company if a franchisee defaulted on their obligations under the terms of the sub-lease or lease. The Company has made an estimate of ECLs in the event of default by the franchisees in making lease payments. This amount is recognized as a financial guarantee liability in the consolidated statement of financial position, and changes in the estimated liability are recognized as a financial guarantee liability expense within other income (expenses) (note 31) in the consolidated statement of loss and comprehensive loss.

B)
DSU liability

DSUs are granted to directors and generally vest in equal instalments over one year. DSUs are settled by making a cash payment to the holder, equal to the fair value of the Company’s common shares calculated at the date of such payment, when a director leaves the Board. DSUs are accounted for as a liability instrument and measured at fair value based on the market value of the Company’s common shares at each period end. Changes in the fair value are recognized within share-based compensation expense (note 27(d)).

25.
Income taxes

The following table reconciles the expected income tax expense (recovery) at the Canadian federal and provincial statutory income tax rates to the amounts recognized in profit and loss for the years ended December 31, 2024 and December 31, 2023:

	December 31, 2024	December 31, 2023
Loss before taxes	(105,609)	(172,016)
Statutory income tax rates	23.0%	23.0%
Expected income tax recovery	(24,290)	(39,564)
Non-deductible costs	3,059	4,954
Non-controlling interest	—	1,118
Non-deductible portion of capital losses	67	1,107
Deferred adjustments	18,404	—
Other	—	(2,937)
Deferred tax benefits not recognized	(6,645)	35,322
Income tax (recovery) expense	(9,405)	—

SNDL Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2024

(Expressed in thousands of Canadian dollars, except where otherwise noted)

Details of the deferred tax assets (liabilities) are as follows:

	December 31, 2024	December 31, 2023
Deferred tax assets (liabilities):
Property, plant and equipment	—	(4,148)
Inventory	—	29,835
Biological assets	—	(8,093)
Net investment in subleases	(4,183)	(4,914)
Intangible assets	(14,099)	(16,230)
Lease liabilities	18,324	465
Marketable securities	—	3,159
Fair value of derivatives	(42)	(83)
Equity-accounted investee	—	9
Net deferred tax asset (liability)	—	—

Deferred tax assets have not been recognized for the following deductible temporary differences:

	December 31, 2024	December 31, 2023
Unrecognized deductible temporary differences:
Property, plant and equipment	39,179	—
Intangible assets	—	183
Share issue costs	21,470	24,691
Investments	4,196	18,748
Lease liabilities	75,217	165,252
Financial obligations and other	3,917	3,917
Inventory and biological assets	37,400	—
Non-capital losses & scientific research and experimental development	912,200	986,422
Capital losses and equity-accounted investees	119,078	—
Unrecognized deductible temporary differences	1,212,657	1,199,213

The movement in deferred income tax liability is as follows:

	December 31, 2024	December 31, 2023
Balance, beginning of year	—	—
Recognized in profit and loss	(9,405)	—
Recognized in other comprehensive income	9,405	—
Balance, end of year	—	—

The Company has $912.0 million (December 31, 2023 — $985.0 million) of non-capital losses available for future periods that will expire prior to 2035-2044.

26.
Share capital and warrants
A)
Authorized

The authorized capital of the Company consists of an unlimited number of voting common shares and preferred shares with no par value.

SNDL Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2024

(Expressed in thousands of Canadian dollars, except where otherwise noted)

B)
Issued and outstanding

		December 31, 2024		December 31, 2023
	Note	Number of Shares	Carrying Amount	Number of Shares	Carrying Amount
Balance, beginning of year		262,775,853	2,375,950	235,194,236	2,292,810
Share issuances		96,399	164	931,740	1,900
Share issuance costs		—	(59)	—	—
Share repurchases		(5,002,372)	(45,165)	(546,700)	(5,344)
Acquisitions	5(c), 37	1,259,536	4,137	27,605,782	83,953
Shares acquired and cancelled		—	—	(2,261,778)	(6,879)
Employee awards exercised		3,892,431	11,701	1,852,573	9,510
Balance, end of year		263,021,847	2,346,728	262,775,853	2,375,950

During the year ended December 31, 2024, the Company issued 1.1 million common shares as part of the consideration for the Lightbox Transaction (note 5(c)) and 0.1 million common shares for acquiring the rights of a franchise store.

For the year ended December 31, 2024, the Company purchased and cancelled 5.0 million common shares at a weighted average price, excluding commissions, of $2.61 (US$1.84) per common share for a total cost of $13.2 million including commissions. Accumulated deficit was reduced by $31.7 million, representing the excess of the average carrying value of the common shares over their purchase price.

Subsequent to December 31, 2024, the Company purchased and cancelled 5.8 million common shares at a weighted average price, excluding commissions, of $2.57 (US$1.79) per common share for a total cost of $15.0 million including commissions.

For the year ended December 31, 2023, the Company purchased and cancelled 0.5 million common shares at a weighted average price of $2.78 (US$2.04) per common share for a total cost of $1.5 million. Accumulated deficit was reduced by $3.8 million, representing the excess of the average carrying value of the common shares over their purchase price.

(C)
Common share purchase warrants

	Number of Warrants	Carrying Amount
Balance at December 31, 2022	308,612	2,260
Balance at December 31, 2023	308,612	2,260
Warrants expired	(190,212)	(1,593)
Balance at December 31, 2024	118,400	667

During the year ended December 31, 2024, the remaining Inner Spirit warrants that comprised the contingent consideration from the acquisition expired.

The following table summarizes outstanding warrants as at December 31, 2024:

	Warrants outstanding and exercisable
Issued in relation to	Weighted average exercise price	Number of warrants	Weighted average contractual remaining life (years)
Financial services	45.98	54,400	4.5
Acquisition of intellectual property	9.40	64,000	1.0
	$26.21	118,400	2.6

SNDL Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2024

(Expressed in thousands of Canadian dollars, except where otherwise noted)

27.
Share-based compensation

The Company has a number of share-based compensation plans which include simple and performance warrants, stock options, RSUs and DSUs. During 2019 the Company established the stock option, RSU and DSU plans to replace the granting of simple warrants and performance warrants.

The components of share-based compensation expense are as follows:

	Year ended December 31
	2024	2023
Equity-settled expense
Simple warrants (A)	—	(332)
Stock options (B)	1	(1)
Restricted share units (1) (C)	15,160	13,350
Cash-settled expense
Deferred share units (1)(2) (D)	4,876	2,383
	20,037	15,400
(1)
For the year ended December 31, 2024, the Company recognized share-based compensation expense under Nova’s RSU plan of $6 (2023 — $34) and share-based compensation expense under Nova’s DSU plan of $1,700 (2023 — $768).
(2)
Cash-settled DSUs are accounted for as a liability and are measured at fair value based on the market value of the Company’s common shares at each period end. Fluctuations in the fair value are recognized during the period in which they occur.

Equity-settled plans

A)
Simple and performance warrants

The Company issued simple warrants and performance warrants to employees, directors and others at the discretion of the Board. Simple and performance warrants granted generally vest annually over a three-year period, simple warrants expire five years after the grant date and performance warrants expire five years after vesting criteria are met.

The following table summarizes changes in the simple and performance warrants during the year ended December 31, 2024 and the year ended December 31, 2023:

	Simple warrants outstanding	Weighted average exercise price	Performance warrants outstanding	Weighted average exercise price
Balance at December 31, 2022	165,820	$46.91	123,200	$42.26
Forfeited	(74,640)	63.86	(52,800)	54.55
Expired	(24,480)	14.68	(16,000)	14.07
Balance at December 31, 2023	66,700	$39.77	54,400	$38.62
Forfeited	(7,520)	40.04	(4,000)	39.06
Expired	(20,300)	6.25	(25,600)	18.75
Balance at December 31, 2024	38,880	$57.22	24,800	$59.07

SNDL Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2024

(Expressed in thousands of Canadian dollars, except where otherwise noted)

The following table summarizes outstanding simple and performance warrants as at December 31, 2024:

	Warrants outstanding			Warrants exercisable
Range of exercise prices	Number of warrants	Weighted average exercise price	Weighted average contractual life (years)	Number of warrants	Weighted average exercise price	Weighted average contractual life (years)
Simple warrants
$6.25 - $9.38	16,000	9.38	0.42	16,000	9.38	0.42
$62.50 - $93.75	17,280	64.81	1.88	17,280	64.81	1.88
$125.00 - $312.50	5,600	170.44	2.46	5,600	170.44	2.46
	38,880	$57.22	1.36	38,880	$57.22	1.36
Performance warrants
$6.25 - $9.38	6,400	6.25	n/a	6,400	6.25	1.16
$29.69 - $45.31	6,400	31.25	n/a	6,400	31.25	1.16
$62.50 - $93.75	9,334	77.68	n/a	1,334	93.75	1.16
$125.00 - $218.75	2,666	187.50	n/a	—	—	n/a
	24,800	$59.07	n/a	14,134	$25.83	1.16
B)
Stock options

The Company issues stock options to employees and others at the discretion of the Board. Stock options granted generally vest annually over a three-year period and generally expire ten years after the grant date.

The following table summarizes changes in stock options during the year ended December 31, 2024 and the year ended December 31, 2023:

	Stock options outstanding	Weighted average exercise price
Balance at December 31, 2022	44,360	$13.24
Acquired (note 5(a))	1,317,837	17.63
Forfeited	(424,027)	17.21
Expired	(84,465)	14.44
Balance at December 31, 2023	853,705	$17.92
Forfeited	(114,982)	15.79
Expired	(166,965)	38.16
Balance at December 31, 2024	571,758	$12.44

The following table summarizes outstanding stock options as at December 31, 2024:

	Stock options outstanding		Stock options exercisable
Exercise prices	Number of options	Weighted average contractual life (years)	Number of options	Weighted average contractual life (years)
$11.50	10,000	5.41	10,000	5.41
$11.90	8,160	5.49	8,160	5.49
$31.50	3,000	3.73	3,000	3.73
$11.79 - $38.88	550,598	1.86	550,598	1.86
	571,758	1.99	571,758	1.99

SNDL Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2024

(Expressed in thousands of Canadian dollars, except where otherwise noted)

C)
Restricted share units

RSUs are granted to employees and the vesting requirements and maximum term are at the discretion of the Board. RSUs are exchangeable for an equal number of common shares.

The following table summarizes changes in RSUs during the year ended December 31, 2024 and the year ended December 31, 2023:

RSUs outstanding
Balance at December 31, 2022	1,381,340
Granted	10,259,228
Forfeited	(1,158,279)
Exercised	(1,852,573)
Balance at December 31, 2023	8,629,716
Granted	5,555,322
Forfeited	(921,922)
Exercised	(3,892,431)
Balance at December 31, 2024	9,370,685

At December 31, 2024, no RSUs were vested or exercisable.

Cash-settled plans

D)
Deferred share units

DSUs are granted to directors and generally vest in equal instalments over one year. DSUs are settled by making a cash payment to the holder equal to the fair value of the Company’s common shares calculated at the date of such payment.

As at December 31, 2024, the Company recognized a liability of $7.1 million relating to the fair value of cash-settled DSUs (December 31, 2023 – $3.9 million). The liability is included as a non-current liability within other liabilities (note 24).

The following table summarizes changes in DSUs during the year ended December 31, 2024 and the year ended December 31, 2023:

DSUs outstanding
Balance at December 31, 2022	1,708,383
Granted	689,950
Balance at December 31, 2023	2,398,333
Granted	644,737
Balance at December 31, 2024	3,043,070

As at December 31, 2024, 2.14 million DSUs were vested but none were exercisable. As at December 31, 2023, 1.5 million were vested but none were exercisable. DSUs can only be exercised once a director ceases to be on the Board.

28.
NET revenue

Liquor retail revenue is derived from the sale of wines, beers and spirits to customers and proprietary licensing. Cannabis retail revenue is derived from retail cannabis sales to customers, franchise revenue consisting of royalty and franchise fee revenue, and other revenue consisting of millwork, supply and accessories revenue and proprietary licensing. Cannabis operations revenue is derived from contracts with customers and is comprised of sales to

SNDL Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2024

(Expressed in thousands of Canadian dollars, except where otherwise noted)

provincial boards that sell cannabis through their respective distribution models, sales to licensed producers for further processing, provision of proprietary cannabis processing services, product development, manufacturing and commercialization of cannabis consumer products and sales to medical customers.

	Year ended December 31
	2024	2023
Liquor retail revenue
Retail	553,847	578,895
Proprietary licensing	1,412	—
Liquor retail revenue	555,259	578,895
Cannabis retail revenue
Retail	290,446	270,454
Proprietary licensing	15,410	12,250
Franchise	5,833	7,100
Other	—	176
Cannabis retail revenue	311,689	289,980
Cannabis operations revenue, net of intersegment elimination
Provincial boards	73,073	71,894
Wholesale	34,535	15,682
Analytical testing and other	863	1,274
Cannabis operations revenue, net of intersegment elimination	108,471	88,850
Gross revenue	975,419	957,725
Excise taxes	54,971	48,719
Net revenue	920,448	909,006

The Company has recognized the following receivables from contracts with customers:

	December 31, 2024	December 31, 2023
Receivables, included in 'trade receivables' (note 10)	24,548	20,849

Receivables from contracts with customers are typically settled within 30 to 60 days. As at December 31, 2024, an impairment reversal of $4.9 million (December 31, 2023 – $10.4 million) has been recognized on receivables from contracts with customers (note 34).

29.
Investment INCOME

	Year ended December 31
	2024	2023
Interest income from investments at amortized cost	3,644	3,781
Interest and fee income from investments at FVTPL	3,859	1,374
Interest income from cash	8,134	9,362
Gains (losses) on marketable securities	(86)	(9,258)
	15,551	5,259

SNDL Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2024

(Expressed in thousands of Canadian dollars, except where otherwise noted)

30.
Other operating expenses
A)
General and administrative

	Year ended December 31
	2024	2023
Salaries and wages	121,100	114,684
Consulting fees	4,315	4,320
Office and general	46,706	51,191
Professional fees	6,781	14,620
Merchant processing fees	6,793	6,332
Director fees	685	550
Other	863	8,028
	187,243	199,725

B)
Sales and marketing

	Year ended December 31
	2024	2023
Marketing	10,944	13,599
Events	28	114
Media	1,032	1,332
	12,004	15,045

C)
Restructuring costs

Restructuring costs of $2.7 million for the year ended December 31, 2024 relate to severance costs from workforce reductions, legal costs that relate directly to the restructuring, and salaries and wages of personnel focused on restructuring projects. Restructuring costs of $19.6 million for the year ended December 31, 2023 relate to severance costs from workforce reductions, legal costs that relate directly to the restructuring and other costs related to the closure of the Olds facility.

31.
OTHER EXPENSES, net

	Year ended December 31
	2024	2023
Finance (costs) income
Accretion on lease liabilities	(7,697)	(7,921)
Change in fair value of investments at FVTPL	(575)	(3,317)
Financial guarantee liability recovery	48	139
Other finance recoveries (costs)	300	(1,120)
Interest income	763	857
Total finance costs	(7,161)	(11,362)
Change in fair value of derivative warrants (note 22)	4,374	6,602
Bargain purchase gain (note 5(d))	5,456	—
Transaction costs	(3,884)	(3,718)
Foreign exchange loss	(583)	(367)
	(1,798)	(8,845)

SNDL Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2024

(Expressed in thousands of Canadian dollars, except where otherwise noted)

32.
Supplemental cash flow disclosures

	Year ended December 31
	2024	2023
Cash provided by (used in):
Accounts receivable	1,761	15,096
Biological assets	134	(4,888)
Inventory	2,448	(17,411)
Prepaid expenses and deposits	6,290	(3,515)
Assets held for sale	—	2,081
Investments	256	692
Right of use assets	(1,494)	(3,450)
Property, plant and equipment	156	(97)
Accounts payable and accrued liabilities	(18,344)	(20,809)
Lease liabilities	2,350	3,496
	(6,443)	(28,805)

Changes in non-cash working capital relating to:
Operating	(7,447)	(32,875)
Investing	383	4,028
Financing	621	42
	(6,443)	(28,805)

33.
Loss per share

	Year ended December 31
	2024	2023
Weighted average shares outstanding (000s)
Basic and diluted (1)	264,196	259,371
Continuing operations
Net loss attributable to owners of the Company	(94,796)	(168,125)
Per share - basic and diluted	$(0.36)	$(0.65)
Discontinued operations
Net loss attributable to owners of the Company	—	(4,535)
Per share - basic and diluted	$—	$(0.02)
Net loss attributable to owners of the Company	(94,796)	(172,660)
Per share - basic and diluted	$(0.36)	$(0.67)
(1)
For the year ended December 31, 2024, there were 118.4 thousand equity classified warrants, 50.0 thousand derivative warrants, 38.9 thousand simple warrants, 24.8 thousand performance warrants, 0.6 million stock options and 9.4 million RSUs that were excluded from the calculation as the impact was anti-dilutive (year ended December 31, 2023 – 0.3 million equity classified warrants, 9.9 million derivative warrants, 0.1 million simple warrants, 0.1 million performance warrants, 0.9 million stock options and 8.6 million RSUs).

SNDL Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2024

(Expressed in thousands of Canadian dollars, except where otherwise noted)

34.
Financial instruments

The financial instruments recognized on the consolidated statement of financial position are comprised of cash and cash equivalents, restricted cash, marketable securities, accounts receivable, investments at amortized cost, investments at FVTPL, investments at FVOCI, accounts payable and accrued liabilities and derivative warrants.

A)
Fair value

The carrying value of cash and cash equivalents, restricted cash, accounts receivable and accounts payable and accrued liabilities approximate their fair value due to the short-term nature of the instruments. The carrying value of investments at amortized cost approximate their fair value as the fixed interest rates approximate market rates for comparable transactions.

Fair value measurements of marketable securities, investments at FVTPL, investments at FVOCI and derivative warrants are as follows:

		Fair value measurements using
December 31, 2024	Carrying amount	Level 1	Level 2	Level 3
Recurring measurements:
Financial assets
Marketable securities	139	139	—	—
Investments at FVOCI	8,053	8,053	—	—
Financial liabilities
Derivative warrants (1)	26	—	—	26

		Fair value measurements using
December 31, 2023	Carrying amount	Level 1	Level 2	Level 3
Recurring measurements:
Financial assets
Marketable securities	225	225	—	—
Investments at FVTPL	8,655	—	—	8,655
Financial liabilities
Derivative warrants (1)	4,400	—	—	4,400
(1)
The carrying amount is an estimate of the fair value of the derivative warrants and is presented as a current liability. The Company has no cash obligation with respect to the derivative warrants, rather it will deliver common shares if and when warrants are exercised.

Level 1 – unadjusted quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Marketable securities are designated as FVTPL. The fair value of marketable securities is re-measured each reporting period with changes in fair value recognized in profit and loss. The fair value of marketable securities is estimated by using current quoted prices in active markets for identical assets.

Investments at FVOCI are designated as fair value through other comprehensive income. The fair value of investments is re-measured each reporting period with changes in fair value recognized in comprehensive income. The fair value of investments is estimated by using current quoted prices in active markets for identical assets.

Level 2 – quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

SNDL Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2024

(Expressed in thousands of Canadian dollars, except where otherwise noted)

As at December 31, 2024, the Company did not have any financial instruments measured at Level 2 fair value.

Level 3 – unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Investments designated as FVTPL are re-measured each reporting period with changes in the fair value recognized in profit and loss within finance costs. The fair values of the investments were estimated by using a discounted cash flow analysis. The main assumptions used in the calculation were the determination of a credit-adjusted discount rate.

Derivative warrants are designated as FVTPL. The fair value of derivative warrants is re-measured each reporting period with changes in fair value recognized in profit and loss within finance costs. The fair value of derivative warrants is estimated by using a valuation model. Assumptions used in these calculations include volatility, discount rate and various probability factors.

There were no transfers between Levels 1, 2 and 3 inputs during the year.

B)
Credit risk management

Credit risk is the risk of financial loss if the counterparty to a financial transaction fails to meet its obligations. The Company manages risk over its accounts receivable by issuing credit only to credit worthy counterparties. The Company limits its exposure to credit risk over its investments by ensuring the agreements governing the investments are secured in the event of counterparty default. The Company considers financial instruments to have low credit risk when its credit risk rating is equivalent to investment grade. The Company assumes that the credit risk on a financial asset has increased significantly if it is outstanding past the contractual payment terms. The Company considers a financial asset to be in default when the debtor is unlikely to pay its credit obligations to the Company.

The Company applies the simplified approach under IFRS 9 to accounts receivable and has calculated ECLs based on lifetime expected credit losses, taking into consideration historical credit loss experience and financial factors specific to the debtors and general economic conditions.

Impairment losses on accounts receivable recognized in profit or loss were as follows:

As at	December 31, 2024	December 31, 2023
Impairment (reversal) loss on trade receivables	(4,865)	10,383
Impairment reversal on other receivables	(584)	(31)
	(5,449)	10,352

The movement in the allowance for impairment in respect of accounts receivable during the year ended December 31, 2024 was as follows:

	December 31, 2024	December 31, 2023
Balance, beginning of year	12,800	2,448
Net remeasurement of impairment loss allowance	(5,449)	10,352
Balance, end of year	7,351	12,800

The following table sets forth details of the aging profile of trade accounts receivable and the allowance for expected credit loss:

As at	December 31, 2024	December 31, 2023
Current (less than 30 days)	21,033	16,669
31 - 60 days	2,093	1,085
61 - 90 days	1,573	331
Greater than 90 days	7,200	15,564
Less allowance	(7,351)	(12,800)
	24,548	20,849

SNDL Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2024

(Expressed in thousands of Canadian dollars, except where otherwise noted)

The Company applies the simplified approach under IFRS 9 for trade receivables by grouping receivables based on shared credit risk characteristics and the days past due. The expected loss rates are based on historical credit losses experienced over a period of 12 months.

The Company applies the general approach under IFRS 9 to other investments, which is an assessment of whether the credit risk of a financial instrument has increased significantly since initial recognition. The Company has evaluated the credit risk of its investments, taking into consideration the risk of default, historical credit loss experience, financial factors specific to the debtors and general economic conditions and recorded an expected credit loss of $0.1 million during the year ended December 31, 2024.

The maximum amount of the Company’s credit risk exposure is the carrying amounts of cash and cash equivalents, accounts receivable and investments. The Company attempts to mitigate such exposure to its cash by investing only in financial institutions with investment grade credit ratings or secured investments.

C)
Market risk management

Market risk is the risk that changes in market prices will affect the Company’s income or value of its holdings of financial instruments. The Company is exposed to market risk in that changes in market prices will cause fluctuations in the fair value of its marketable securities. The fair value of marketable securities and investments at FVOCI are based on quoted market prices as the Company’s marketable securities and investments at FVOCI are shares held of publicly traded entities.

At December 31, 2024, a 10% change in the market prices would change the fair value of investments at FVOCI by approximately $0.8 million.

D)
Liquidity risk management

Liquidity risk is the risk that the Company cannot meet its financial obligations when due. The Company manages liquidity risk by monitoring operating and growth requirements. Management believes its current capital resources and its ability to manage cash flow and working capital levels will be sufficient to satisfy cash requirements associated with funding the Company’s operating expenses to maintain capacity and fund future development activities for at least the next 12 months. However, no assurance can be given that this will be the case or that future sources of capital will not be necessary.

The timing of expected cash outflows relating to financial liabilities at December 31, 2024 is as follows:

	Less than one year	One to three years	Three to five years	Thereafter	Total
Accounts payable and accrued liabilities	56,275	—	—	—	56,275
Financial guarantee liability	—	219	—	—	219
Balance, end of year	56,275	219	—	—	56,494

35.
Related party transactions

The Company entered into the following related party transactions during the periods noted, in addition to those disclosed in note 19 relating to the Company’s joint venture.

A former member of key management personnel (retired from SNDL on September 10, 2024) jointly controls a company that owns property leased to SNDL for one of its retail liquor stores. The lease term is from November 1, 2017 to October 31, 2027 and includes extension terms from November 1, 2027 to October 31, 2032 and November 1, 2032 to October 31, 2037. Monthly rent for the location includes base rent, common area costs and sign rent. The rent amounts are subject to increases in accordance with the executed lease agreement. For the period January 1,

SNDL Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2024

(Expressed in thousands of Canadian dollars, except where otherwise noted)

2024 to September 10, 2024, the Company paid $125.2 thousand in total rent with respect to this lease (year ended December 31, 2023 — $167.0 thousand).

Compensation of key management personnel

The Company considers directors and officers of the Company as key management personnel.

	Year ended December 31
	2024	2023
Salaries and short-term benefits	10,788	7,255
Share-based compensation	14,618	9,237
	25,406	16,492

36.
Capital management

The Company defines capital as shareholders’ equity and debt. Except as otherwise disclosed in these consolidated financial statements, there are no restrictions on the Company’s capital. The Company’s objectives with respect to the management of capital are to:

•
Maintain financial flexibility in order to preserve the ability to meet financial obligations;
•
Deploy capital to provide an appropriate investment return to shareholders; and
•
Maintain a capital structure that allows various financing alternatives.
37.
Non-controlling interests

On October 21, 2024, the Company announced that it had completed the acquisition of all of the issued and outstanding common shares of Nova (“Nova Shares”) not already owned by the Company, representing approximately 35% of Nova Shares, by way of a statutory plan of arrangement under the Business Corporations Act (Alberta) for aggregate consideration of approximately $40 million (the “Nova Transaction”).

Pursuant to the Nova Transaction, each holder of Nova Shares (other than SNDL and its affiliates that hold Nova Shares) (“Nova Shareholders”) was entitled to receive $1.75 in cash for each Nova Share held (the “Cash Consideration”), provided that Nova Shareholders could elect to receive, in lieu of the Cash Consideration, 0.58 of a common share of SNDL (“SNDL Shares”) for each Nova Share held (the “Share Consideration” and, collectively with the Cash Consideration, the “Consideration”), subject to proration and a maximum of 50% of the aggregate Consideration being payable in SNDL Shares. Upon the closing of the Nova Transaction, an aggregate of 159,792 SNDL Shares were issued as Share Consideration to Nova Shareholders and an aggregate of $37.3 million was paid as Cash Consideration to validly electing Nova Shareholders.

The following tables provide summarized financial information for the Company’s subsidiary, Nova, that had a material non-controlling interest effective the date of closing of the Alcanna Transaction until October 21, 2024, before inter-company eliminations.

SNDL Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2024

(Expressed in thousands of Canadian dollars, except where otherwise noted)

A)
Nova summarized statement of financial position

	2024	2023
Current assets	—	36,734
Current liabilities	—	29,690
Current net assets	—	7,044

Non-current assets	—	87,665
Non-current liabilities	—	43,564
Non-current net assets	—	44,101
Net assets	—	51,145
B)
Nova summarized statement of loss and comprehensive loss

	2024	2023
Revenue	237,539	259,325
Earnings and comprehensive income	577	3,327
C)
Nova summarized statement of cash flows

	2024	2023
Net cash provided by operating activities	17,129	11,721
Net cash used in investing activities	(16,211)	(2,330)
Net cash used in financing activities	(7,971)	(611)
(Decrease) increase in cash	(7,053)	8,780

On October 21, 2024, the Company’s equity interest increased from 65% to 100%. Accordingly, the information relating to Nova’s statement of loss and comprehensive loss and statement of cash flows is only for the period January 1, 2024 to October 21, 2024, prior to the acquisition of non-controlling interest.

38.
Commitments and contingencies
A)
Commitments

The Company has entered into certain supply agreements to provide dried cannabis and cannabis products to third parties. The contracts require the provision of various amounts of dried cannabis on or before certain dates. Should the Company not deliver the product in the agreed timeframe, financial penalties apply which may be paid either in product in-kind or cash. The Company has settled the existing $2.5 million financial penalty previously accrued and amended its pre-existing data arrangement with the customer.

B)
Contingencies

From time to time, the Company and its subsidiaries are or may become involved in various legal claims and actions which arise in the ordinary course of their business and operations. While the outcome of any such claim or action is inherently uncertain, after consulting with counsel, the Company believes that the losses that may result, if any, will not be material to the consolidated financial statements.